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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update: ______

☐ Form C/A: Amendment to Offering Statement: ______

Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: LITXCHANGE LLC

Legal status of issuer:

Form: LIMITED LIABILITY COMPANY

Jurisdiction of Incorporation/Organization: TEXAS

Date of organization: AUGUST 1, 2023

Physical address of issuer: 5900 BALCONES DRIVE, SUITE 400, AUSTIN, TX 78731

Website of issuer: WWW.LITXCHANGE.COM

Is there a co-issuer? _____ yes ✓ no. If yes,

Name of co-issuer: ______

Legal status of co-issuer:

Form: ______

Jurisdiction of Incorporation/Organization: ______

Date of organization: ______

Physical address of co-issuer: ______

Website of co-issuer: ______

Name of intermediary through which the offering will be conducted: _____
    SILICON PRAIRIE ONLINE, LLC

CIK number of intermediary: ___0001711770___

SEC file number of intermediary: ___007-00123___

CRD number, if applicable, of intermediary: ___2897461___

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
    COMMISSION OF UP TO 5% OF THE AGGREGATE PRINCIPAL AMOUNT.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
    NO.

Type of security offered:
    SERIES A NON-VOTING MEMBERSHIP INTEREST UNITS

Target number of securities to be offered: ___1,000 UNITS___

Price (or method for determining price): ___$500___

Target offering amount: ___$500,000___

Oversubscriptions accepted: ☑Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis   First-come, first-served basis

☑Other – provide a description: ___Series A Non-Voting Membership Interest Units___

Maximum offering amount (if different from target offering amount): Deadline to reach the target offering amount: ___$5,000,000___ **8/9/2025**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: ___2___

Total Assets:	Most recent fiscal year-end: $18,892	Prior fiscal year-end: $20,753
Cash & Cash Equivalents:	Most recent fiscal year-end: $1,392	Prior fiscal year-end: $3,253

Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Long-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Revenues/Sales:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Cost of Goods Sold:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Taxes Paid:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Net Income:	Most recent fiscal year-end: $(1,881)	Prior fiscal year-end: $(1,881)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

United States of America
Canada

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of

Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LITXCHANGE LLC
(Issuer)

By
Marcel Kalinovic | CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Marcel Kalinovic
(Signature)

CEO
(Title)

AUGUST 9, 2024
(Date)

Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: LITXCHANGE LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _N/A_____   Dates of Board Service: _____

    Principal Occupation: _____

    Employer: _____   Dates of Service: _____

    Employer's principal business: _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: _____   Dates of Service: _____

    Position: _____   Dates of Service: _____

    Position: _____   Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: _____

    Employer's principal business: _____

    Title: _____   Dates of Service: _____

    Responsibilities: _____

    Employer: _____

    Employer's principal business: _____

    Title: _____   Dates of Service: _____

    Responsibilities: _____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Marcel Kalinovic (CEO) -   Mehul Patel (CTO)

Title: CEO: Marcel Kalinovic -CTO: Mehul Patel   Dates of Service: AUGUST 1, 2023 - PRESENT

Responsibilities: CEO: Strategic planning, vision, planning. - CTO: Technology development.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Marcel Kalinovic Employer: HOT SHOT LOGISTICS LLC

Employer's principal business: FREIGHT BROKER

Title: CHIEF EXECUTIVE OFFICER   Dates of Service: SEPTEMBER 1, 2022 - PRESENT

Responsibilities: BUSINESS DEVELOPMENT, STRATEGIC VISION, AND PLANNING

Marcel Kalinovic Employer: HOT SHOT EXPEDITING & LOGISTICS LLC

Employer's principal business: FREIGHT BROKER

Title: CHIEF EXECUTIVE OFFICER   Dates of Service: AUGUST 24, 2017 - SEPTEMBER 1, 2022

Responsibilities: BUSINESS DEVELOPMENT, STRATEGIC VISION, AND PLANNING

Mehul Patel Employer: __EXPRESS TEXT LLC__

Employer's principal business: __TECHNOLOGY SOFTWARE AS A SERVICE__

Title: __CHIEF EXECUTIVE OFFICER__ Dates of Service: __AUGUST 1, 2008__ - PRESENT

Responsibilities: __BUSINESS DEVELOPMENT, STRATEGIC VISION, AND PLANNING__

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
MARCEL KALINOVIC	6,930 SERIES B UNITS	70% %
MEHUL PATEL	2,970 SERIES B UNITS	30% %
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) We have a limited operating history upon which you may evaluate us.

(2) Projections are speculative and are based upon a number of assumptions.

(3) Our success is dependent on our key personnel and our ability to attract and retain other highly skilled personnel.
There can be no assurance that the Company's business strategy will result in distributable net cash flow or returns to investors, or that any such distributions or

(4) returns will be made as and when anticipated.
If we fail to generate or obtain sufficient capital to finance our growth strategies, we may be unable to sustain our growth and our business may be adversely

(5) affected.
As soon-to-be registered broker-dealers, we are subject to "best execution" requirements under SEC guidelines and FINRA rules.

(6)
Uncertain business, economic, or political conditions that impact global financial markets, or by a systemic market event.

(7)
The effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic, could have a material

(8) adverse effect on our business, financial condition, results of operations and cash flows.

(9) We will be required to maintain net capital levels as a broker-dealer business.

(10) **See attached Disclosure, Page 26**

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering? __See attached Disclosure, Page 8__

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold		If Maximum Amount Sold	
Total Proceeds	$ 500,000		$ 5,000,000	
Less: Offering Expenses	$25,000	5%	$250,000	5%
(A) LEGAL AND ACCOUNTING FEES	$20,000	4%	$50,000	1%
(B) MARKETING AND ADVERTISING	$25,000	5%	$745,000	14.9%
(C)				
Net Proceeds	$ 430,000		$ 3,955,000	
Use of Net Proceeds				
(A) DEVELOPMENT & OPERATIONS	$330,000	66%	$3,000,000	60%
(B) BROKERAGE EXPENSES	$95,000	19%	$950,000	19%
(C) TRAVEL/CONFERENCE/EVENTS	$5,000	1%	$5,000	0.1%
Total Use of Net Proceeds	$ 430,000		$ 3,955,000	

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used. __No__

       (b) How will the issuer complete the transaction and deliver securities to the investors?
       __See attached Disclosure, Page 12__

12. How can an investor cancel an investment commitment?
    __See attached Disclosure, Page 12__

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered. **See attached Disclosure, Page 11**

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

 Explain: _____

16. How may the terms of the securities being offered be modified? **See attached Disclosure, Page 11**

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

 (1) to the issuer;

 (2) to an accredited investor;

 (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

 (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

 NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably

believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or cl asses of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
SERIES A NON-VOTING	1,000,000	0	☐ Yes ☑ No	☐ Yes ☑ No Specify: _____
SERIES B VOTING	10,000	10,000	☑ Yes ☐ No	☑ Yes ☐ No Specify: _____
Common Stock:	N/A	N/A	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Debt Securities:	NONE	NONE	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Other:				
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
_____	_____	_____	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____

	Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**

Warrants: _____   _____

Options: _____   _____

Other Rights:

_____

_____

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? **They may not be modified.**

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑No

Explain: __NOT APPLICABLE_____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? **They may not be affected.**

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. **See attached Disclosure, Pages 30-33**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer? **See attached Disclousre, Pages 13-25**

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See attached Disclosure, Pages 13-25

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
NONE	$ _____	_____%	_____	_____
NONE	$ _____	_____%	_____	_____
NONE	$ _____	_____%	_____	_____

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NONE	_____	_____	$ _____	_____
NONE	_____	_____	$ _____	_____
NONE	_____	_____	$ _____	_____

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  (1) any director or officer of the issuer;

  (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

  (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

  (4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
NONE			$
NONE			$
NONE			$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ✔No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

See answer to Question 4, supra; also See attached Disclosure, Page 33

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:

(a) $124,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):
	
	   o Total income
	
	   o Taxable income; and
	
	   o Total tax;
	
	   certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and
	
	• Financial statements of the issuer and its predecessors, if any.
		Financial statements must be **certified** by the principal executive officer of the issuer as set forth below.
		
		If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(b) More than $124,000, but not more than $618,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

> I, [identify the certifying individual], certify that:
>
> (1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
>
> (2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].
>
> [Signature]
>
> [Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

> (i) Rule 2-01 of Regulation S-X or
>
> (ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the pl ace of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

    (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        (i) in connection with the purchase or sale of any security? ☐ Yes ✔ No

        (ii) involving the making of any false filing with the Commission? ☐ Yes ✔ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☐ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person?
☐ Yes ✔ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ✔ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ✔ No

(ii) Section 5 of the Securities Act? ☐ Yes ✔ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ✔ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ✔ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ✔ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

  (a) a description of the material content of such information;

  (b) a description of the format in which such disclosure is presented; and

  (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

See attached Disclosure, Page 34

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

APRIL 30

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

WWW.LITXCHANGE.COM

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

LITXCHANGE LLC
A Texas Limited Liability Company
_____

$5,000,000 OFFERING

10,000 UNITS OFFERED

(Consisting of 1/100 of Series A Non-Voting Membership Interest per Unit)

Offering Price: $500 Per Unit   **Minimum Subscription: One Unit**

_____

REGULATION CROWDFUNDING OFFERING ONLY

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 14-26.

This Regulation Crowdfunding Offering Memorandum (the "Memorandum") relates to the offer and sale to a select group of Regulation Crowdfunding investors of up to 10,000 units (the "Units") of the securities of LitXchange LLC (the "Company"), a Texas limited liability company, at an offering price of $500 per Unit for a maximum aggregate offering price of $5,000,000 (the "Offering"). Each Unit in this Offering represents 1/100 of Series A Non-Voting Membership Interest of the Company.

Net Offering proceeds will be available to the Company upon receipt, acceptance and clearance thereof and that a minimum target amount of $500,000.00 will be required in order to complete and close this Offering. There can be no assurance that all of the Units offered will be subscribed for.

The minimum subscription by an investor is a $500 investment (the "Minimum Investment Amount".

	Price to Investors	Commission[1]	Company Proceeds[2]
Per Minimum Investment Amount	$ 500.00	$ 15.00 - $ 25.00	$ 475.00 - $485.00
Maximum Offering	$ 5,000,000.00	$ 220,000.00	$ 4,780,000.00

The date of this Offering Memorandum is July 26, 2024

(1) Offers and sales of Units will be made through Silicon Prairie Online, LLC, a Minnesota limited liability company and member of the Financial Industry Regulatory Authority, Inc. Silicon Prairie Online, LLC will act as the exclusive selling Funding Portal and receive commissions of up to [5%] of the aggregate principal amount.

(2) Amounts shown reflect proceeds after deducting selling commissions received by Silicon Prairie Online, LLC], but before deducting offering expenses payable by the Company such as attorney or consultant fees, subject to applicable securities laws and this Memorandum.

FUNDING PORTAL

Silicon Prairie Online, LLC
Silicon Prairie Online https://litxchange.sppx.io/

All communications regarding this Memorandum should be sent to the Issuer via the communications channel provided by the Funding Portal.

NOTICE TO INVESTORS

An investment in the securities involves a high degree of risk. Prospective investors in the securities should thoroughly consider this Memorandum and certain special considerations concerning the Company described herein. See "RISK FACTORS" below. There is currently no trading market for any securities of the Company, nor is it expected or assured that such market will develop in the foreseeable future.

A CROWDFUNDING INVESTMENT INVOLVES A RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE ISSUER WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT.

IN ACCORDANCE WITH RULE 202(b) OF REGULATION CROWDFUNDING, THE ISSUER WILL FILE THE REQUISITE ANNUAL REPORT UNTIL THE EARLIEST OF THE FOLLOWING EVENTS OCCURS:

(1) THE ISSUER IS REQUIRED TO FILE REPORTS UNDER EXCHANGE ACT SECTIONS 13(A) OR 15(D);
(2) THE ISSUER HAS FILED AT LEAST ONE ANNUAL REPORT AND HAS FEWER THAN 300 HOLDERS OF RECORD;
(3) THE ISSUER HAS FILED AT LEAST THREE ANNUAL REPORTS AND HAS TOTAL ASSETS THAT DO NOT EXCEED $10 MILLION;
(4) THE ISSUER OR ANOTHER PARTY PURCHASES OR REPURCHASES ALL OF THE SECURITIES ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT, INCLUDING ANY PAYMENT IN FULL OF DEBT SECURITIES OR ANY COMPLETE REDEMPTION OF REDEEMABLE SECURITIES; OR
(5) THE ISSUER LIQUIDATES OR DISSOLVES IN ACCORDANCE WITH STATE LAW.

TABLE OF CONTENTS

GENERAL NOTICES AND REPRESENTATIONS

This Memorandum constitutes an offer of securities only to the person to whom it is specifically delivered for that purpose ("Offeree"), and is provided solely for the purpose of evaluating an investment in the Company. By accepting delivery of this Memorandum and receiving any other oral or written information provided by the Company in connection with the Offering, each Offeree agrees not to copy, in whole or in part, this Memorandum or any other written information provided by the Company in connection herewith.

To the extent applicable, the Units offered hereby have not been registered under the US federal Securities Act of 1933 (the "Securities Act") or any US state securities laws, in reliance upon exemptions therefrom. If applicable, the Units may not be sold, transferred, pledged or otherwise disposed of in the absence of registration under the Securities Act and under any applicable US state securities or blue sky laws unless pursuant to exemptions therefrom. This Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, any Units offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person.

In determining whether to invest in the Units, each person must rely upon his, her or its own examination of the Company and the terms of the Offering made hereby, including the merits and risks involved. The information contained in this Memorandum also supersedes any information concerning the Company or the terms of any investment therein provided to any prospective investor prior to the date of this Memorandum.

The Company makes no expressed or implied representation or warranty as to the attainability of any forecasted financial information that may be expressed or implied herein or as to the accuracy or completeness of the assumptions from which that forecasted information is derived. It must be recognized that the projections of the Company's future performance are necessarily subject to a high degree of uncertainty, that actual results can be expected to vary from the results projected and that such variances may be material and adverse. Prospective investors are expected to conduct their own investigation with regard to the Company and its prospects. It is expected that each Offeree will pursue his, her or its own independent investigation with respect to the forecasted financial information included herein. Prospective investors in the Units are not to construe the contents of this Memorandum as legal, business or tax advice. Each prospective investor in the Units should consult his, her or its own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

This Memorandum has been prepared solely for the purpose of the proposed offering of the Units. The Company reserves the right to reject any subscription for the Units to which any prospective investor in the Units has subscribed, in whole or in part, or to accept less than the Minimum Investment Amount.

THIS OFFERING IS NOT UNDERWRITTEN. THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE MANAGEMENT OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SECURITIES WILL BE SOLD.

The management of the Company has provided all of the information stated herein. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company's performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results.

This Offering is expected to be conducted as a Regulation Crowdfunding Offering in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

This Memorandum has been prepared solely for the information of the person to whom it has been delivered by or on behalf of the Company. Any reproduction of this Memorandum, in whole or in part without the prior written consent of the Company is strictly prohibited. This Offering constitutes a formal offering until the Raise End Deadline passes, or a Form C-W is filed to withdraw which may be subject to withdrawal or modification by the Company and solely at the Company's discretion.

By acceptance of this Memorandum, prospective investors recognize and accept the need to conduct their own thorough investigation and due diligence before considering a purchase of the Units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum and the documents available on Silicon Prairie Online, LLC.com include *"forward-looking statements"* within the meaning of the Securities Act of 1933, as amended. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the Company's ability to raise sufficient working capital to carry out the business plans, the long-term efficacy of the business plans, the ability to protect its intellectual property, and general economic conditions.

Although we believe that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this Memorandum, the words *"expect," "anticipate," "intend," "plan," "believe," "seek," "estimate"* and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under *"Risk Factors"* and elsewhere in this Memorandum.

You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of its future operating results or its future financial condition, or state other *"forward-looking"* information. Before you invest in the Units, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Memorandum could substantially harm the business, results of operations, and financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment.

We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Memorandum after the date of this Memorandum.

ABOUT THIS MEMORANDUM

The terms "LitXchange LLC.," the "Company," "us," "our" and "we," as used in this Memorandum, refer to LitXchange LLC, a Texas limited liability company.

You should rely only on the information contained in this Memorandum and the related Form C filing(s). The Company has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. The Company's business, financial condition, results of operations and prospects may have changed since that date.

The following term sheet summarizes the basic terms and conditions on which the Company proposes to sell the Units to certain investors in an exempt Regulation Crowdfunding offering, subject to documentation in the definitive subscription agreements and to completion of all appropriate due diligence investigations. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum and in the documents relating to this transaction, including, without limitation, the Company's Subscription Agreement for the Units (Available online at Silicon Prairie Online - https://litxchange.sppx.io/).

MEMORANDUM SUMMARY

The Business   The Company was formed to disrupt the financial sector by providing a more transparent stock and crypto brokerage platform developed for retail investors while empowering them with the highest quality user-interfaces, charts and educational tools. The founders have experience in building and scaling multi-million dollar companies in software, logistics and IT and plan to use their experience to challenge the status quo by eliminating dark pools, promoting accurate price discovery and leveling stock investments for the retail trader.

The Company   The Company was organized on August 1, 2023, as a Texas limited liability company. The Company has generally been involved in limited activities, including research into broker dealer markets and business planning, since its formation. Accordingly, we have a limited operating history upon which you may evaluate our business and prospects. The Company's headquarters is located at: 5900 Balcones Drive, Suite 400, Austin, TX 78731; tel. 954-639-7627.

The Offering   The Company, through its Funding Portal, Silicon Prairie Online, LLC, proposes to sell the Units only to certain investors in an exempt, unregistered offering, in accordance with the Regulation Crowdfunding rules.

Size of the Offering   The Company is offering up to 10,000 units (the "Units"), at an offering price of $500 per Unit for an aggregate offering price of $5,000,000 (the "Offering"). Each Unit in this Offering represents 1/100 of Series A Non-Voting Membership Interest of the Company. The minimum investment amount is $500 ("Minimum Investment Amount"), but the Company reserves the right to accept less than the Minimum Investment Amount. Any proceeds received above $5,000,000 will be returned by the Company.

Term of Operations: The Company intends to scale and grow operations for a term of two (2) to five (5) years with the expectations of a Capital Transaction Event depending upon market conditions and the best interests of stakeholders.

A "Capital Transaction Event" occurs upon an IPO or the sale of substantially all of the assets of the Company or upon dissolution (or net proceeds of recapitalization or liquidation, as the case maybe).

Conversion Rights: Investors shall have the right to convert the Units into common shares of the Company ("Conversion Rights") if the Company completes an Initial Public Offering ("IPO") onto the NASDAQ or New York Stock Exchange or if more than fifty percent (50%) of the Company's outstanding membership interests are acquired by a third party ("Change of Control"). If an investor exercises its Conversion Rights, then the Units shall convert into common shares of the Company at the amount of the investor's original capital investment.

Founder Rights: As founder investor in the Company, in addition to receive equity, an investor will also be receiving founder rights as specified in Exhibit A.

Use of Proceeds: We intend to generally use the net proceeds from the sale of the Units to complete development of the software powering the trading platform, expand the software buildout to iOS and Android apps, hire employees and contractors, pay salaries to management, user acquisition and marketing campaign and other general corporate purposes, with broad discretion by the management of the Company (see "USE OF PROCEEDS" below).

Company Capitalization: The following table sets forth the consolidated capitalization of the Company as of July 30, 2024, and as adjusted to give retroactive effect to the issuance and sale of the maximum number of Units offered hereby. See the "DESCRIPTION OF SECURITIES" section below.

Securities Authorized	Interests Outstanding Prior to Offering	Interests Outstanding After Offering as Adjusted for Maximum Subscription
Series B Voting Interests	10,000	10,000
Series A Non-Voting Interests	0*	10,000

*Simultaneously with this Offering, the Company is conducting a Reg. D 506(c) offering to investors to subscribe for an aggregate of an additional 20,000 Series A Non-Voting Interests.

**Ownership in
The Company:**

This table sets forth, as of July 30, 2024, the beneficial ownership of the Company's membership interests: (i) by managers and officers of the Company, (ii) by persons who own 5% or more of such securities, and (iii) by the managers and officers as a group. The total aggregate number of issued and outstanding Series B Voting Interests prior to this Offering is 10,000. No Series B Voting Interests are being offered in this Offering.

	Series B Voting Interests	Series A Non-Voting Interests	Aggregate Percentage of all Series of Interests Prior to Offering	Aggregate Percentage of all Series of Interests After Offering
LIT Holdings LLC*	10,000	0	100%	99%
Marcel Kalinovic**	0	0	0%	0%
Mehul Patel**	0	0	0%	0%
All Managers and Officers as a group	**10,000**	**0**	**100%**	**99%**

*Sole Manager. The Manager is co-owned by Marcel Kalinovic and Mehul Patel, 70% and 30%, respectively
**Officer

**Subscription
Agreement:**

The Units investment will be made pursuant to a subscription agreement ("Subscription Agreement") between the Company and each investor, which agreement will contain, among other things, certain representations, warranties and covenants of the investor.

Risks:

See "RISK FACTORS" and the other information included in this Memorandum for a discussion of factors you should carefully consider before deciding to invest in the Units.

+

TERMS OF THE OFFERING

Offering of Shares

The Units are being offered to investors in accordance with the provisions of Regulation Crowdfunding. We are offering for sale up to 10,000 units (the "Units") of LitXchange LLC, a Texas limited liability company, at an offering price of $500 per Unit, for a maximum aggregate offering price of $5,000,000 Each Unit in this Offering represents 1/100 of Series A Non-Voting Membership Interest of the Company. The minimum subscription by an investor is $500; however, in the sole discretion of the Company's management, the minimum investment may be waived.

The maximum offering amount is $5,000,000 (the "Maximum Offering Amount"). All securities will be offered and sold through the Company's Funding Portal, Silicon Prairie Online, LLC a Minnesota limited liability company and Member: FINRA.

All payments received on account of subscriptions from subscribing investors will be held in a bank account maintained by Silicon Prairie Portal & Exchange, LLC ("Depository Account") or equivalent pending receipt and acceptance by the Company of subscription payments for the Minimum Investment Amount ($500).

The Reg-CF offering may commence after the date of the Form C filing which may differ from the date of the memorandum. The date of termination also must be disclosed on the Form C filing and may be up to 12 months from the filing date. Notwithstanding the foregoing, the Company reserves the right to alter, terminate, or extend this Offering as deemed necessary in the sole discretion of the Company's management provided that an amendment Form C-A is filed in EDGAR. Investors will be notified of any amendment which constitutes a material change in which case a 5-day notice to reconfirm the investment commitment is required, otherwise an investor's investment will be cancelled and funds returned, if applicable.

Plan of Distributions

General. The Shares will be offered and sold by the Company through the Funding Portal, Silicon Prairie Online, LLC.

Investors may subscribe to purchase the Units by (i) completing, dating and signing the Subscription Agreement and Operating Agreement on Silicon Prairie Online, LLC ; (ii) submitting such financial information and documentation as is necessary to be verified as an investor; and (iii) making payment in accordance with the Subscription Agreement. We reserve the right to accept or reject any subscription in whole or in part. If accepted in part, the rejected portion of the investor's subscription will be refunded to the investor (together with accrued interest thereon, if any). No offer and sale of our Shares shall be considered to have been made until these subscription procedures are completed and the Company has received the investor's investment funds.

Sales Commissions. The Company will pay commissions to Silicon Prairie Online, LLC of up to [5]% of the price of the Units sold, in accordance with and subject to federal securities law and the securities law of the various states.

No Federal Registration. The Units are not being registered for sale as securities under the Securities Act of 1933 (the "Securities Act") in reliance upon all available and applicable exemptions from registration under the Securities Act, including, but not limited to, the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

PROCEDURE TO PURCHASE SECURITIES

Each investor who wishes to subscribe for Units must provide the Company with the following:

1. A completed and executed Subscription Agreement, signed electronically at Silicon Prairie Online, LLC https://litxchange.sppx.io/

2. A completed and executed Operating Agreement, signed electronically at Silicon Prairie Online, LLC.com https://litxchange.sppx.io/

3. A wire transfer, ACH transaction, credit card, debit card, or self-directed 401k can be used for the full purchase price of the Units for which the investor subscribes, payable to account specified after the online "offer" to buy securities is made at: Silicon Prairie Online, LLC https://litxchange.sppx.io/

Questions pertaining to the procedure to purchase securities should be directed to:


Silicon Prairie Online, LLC
https://litxchange.sppx.io/


RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.

General Risks Associated with the Company's Business Plans

We have a limited operating history upon which you may evaluate us. The Company was formed in September 2021 as a Delaware limited liability company and reorganized in August 2023, as a Texas limited liability company. Accordingly, it is a newly formed entity and has no investment history prior to the date of this Memorandum upon which to base an evaluation of an investment in the securities offered hereby. The Company has not fully developed the software to operate its brokerage platform or fully developed its other activities in its business plans, and it has no revenues. The Company's business will be subject to the risks involved with any speculative new venture, especially an industry that is as heavily regulated as brokerage industry. There can be no assurance that the Company will be able to achieve market acceptance in its products and services, attract and retain customers, or operate profitably in the future. Our profitability and the success of any investment will be subject to compliance with laws and regulations governing the brokerage industry, as well as increased competition and the complexities of managing expenses as we develop our platform, hire talent, and expand our business.

If we are unable to effectively allocate our resources or generate sufficient revenues, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Moreover, if the Company is unable to operate successfully, any investment produces a loss, or the Company's business strategy fails to produce sufficient revenues to cover operating and other expenses, investors may suffer a partial or total loss of their investment.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of the national economy, (ii) inflation, (iii) interest rates, (iv) regulatory changes, (v) volatility in the markets and (vi) marketing and other operating expenses. Accordingly, there can be no assurance that such projections, assumptions and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the securities.

There can be no assurance that the Company's business strategy will result in distributable net cash flow or returns to investors, or that any such distributions or returns will be made as and when anticipated. The Company's net cash flow from executing stock and crypto trading on its platform will be its sole source of revenues from which to make distributions or pay returns to the investors. Although we do not intend to make distributions as we intend to invest in growing our platform and increasing our client base, distributions will only be made to the extent cash on-hand from our operations exceeds required reserves or anticipated cash requirements. Moreover, the Company expects distributions to investors to be delayed until such time as the Company has stabilized and fully developed its platform and such investments are sufficiently cash flowing to permit distributions, and provided such cash is not needed for other purposes related to the Company's business. See "RETURNS TO INVESTORS" below.

If we fail to generate or obtain sufficient capital to finance our growth strategies, we may be unable to sustain our growth and our business may be adversely affected. Our growth rate depends, to a large degree, on our ability to achieve market acceptance of our brokerage platform which in turn will depend in large part on the development of our software, sufficient capital reserves and hiring and retaining talent. We cannot assure you that we will be able to maintain sufficient cash flow or obtain sufficient equity or debt capital on acceptable terms, or at all, to support our expansion plans.

Our success is dependent on our key personnel and our ability to attract and retain other highly skilled personnel. We believe that our success will depend on continued retention by us of our officers and advisors, including Marcel Kalinovic and Mehul Patel (see "MANAGEMENT" below).   Both of them have been critical to the vision, business and strategic direction of our Company. If either of them is unable or unwilling to continue in their present role, our business and operations could be disrupted or fail.

We also might not be successful in attracting, integrating or retaining qualified personnel to fulfill our future needs as we expand our operations. We will need to hire employees and contractors as software engineers, computer scientists and other technical personnel. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract, integrate, or retain our key employees and qualified and highly skilled personnel, our ability to effectively focus on and pursue our business strategy will decline, and our business and future growth prospects could be harmed.

As soon-to-be registered broker-dealers, we are subject to "best execution" requirements under SEC guidelines and FINRA rules. As registered broker-dealers, we are subject to "best execution" requirements under SEC guidelines and FINRA rules, which requires us to obtain the best reasonably available terms for customer orders. We intend to make our execution of our customer's stock and crypto orders transparent by implementing transparent execution orders and pricing. However, if we fail to ensure that our customers are receiving the best reasonably available terms, then our business could materially suffer. In addition, if there are any changes in regulations that could have a material adverse impact on our business then such regulations could have a material adverse impact on our business and one of our primary sources of revenue.

We might need additional capital to provide liquidity and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, might result in investor dilution, or might be delayed or prohibited by applicable regulations. Maintaining adequate liquidity is crucial to our securities and crypto brokerage operations, including key functions such as transaction settlement, custody requirements, and margin lending. The SEC and FINRA also have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers.

In addition, our clearing and carrying broker-dealer is subject to cash deposit and collateral requirements under the rules of the clearinghouses in which it participates (including the Depository Trust Company ("DTC"), the National Securities Clearing Corporation ("NSCC"), and the Options Clearing Corporation ("OCC")), which requirements fluctuate significantly from time to time based upon the nature and volume of customers' trading activity and volatility in the market or individual securities. If we fail to meet any such deposit requirements, our ability to settle trades through the clearinghouse may be suspended or we might be forced to restrict trading in certain stocks in order to limit clearinghouse deposit requirements. If we are unable to satisfy our deposit requirements, the clearinghouse may cease to act for us and may liquidate our unsettled clearing portfolio.

A reduction in our liquidity position could reduce our customers' confidence in us, which could result in the withdrawal of customer assets and loss of customers, or could cause us to fail to satisfy broker-dealer or other regulatory capital guidelines, which may result in immediate suspension of securities activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines, penalties or other sanctions, including suspension or expulsion by the SEC, FINRA or other SROs or state regulators, and could ultimately lead to the liquidation of our broker-dealers or other regulated entities. Factors which might adversely affect our liquidity positions include temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, timing differences between cryptocurrency transaction settlements between us and our cryptocurrency market makers and between us and our cryptocurrency customers, fluctuations in cash held in customer accounts, a significant increase in our margin lending activities, increased regulatory capital requirements, changes in regulatory guidance or interpretations, other regulatory changes, or a loss of market or customer confidence resulting in unanticipated and/or excessive withdrawals or redemptions, or a suspension of redemptions or withdrawals of customer assets.

We might also need additional capital to continue to support our business and any future growth and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services and operating infrastructure, acquire and invest in complementary businesses and technologies, and to fund payments on our obligations, such as any debt obligations we might incur.

When available cash is not sufficient, we might seek to engage in equity or debt financings to secure additional funds. However, such additional funding might not be available on terms attractive to us, or at all, and our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and results of operations. If we issue equity or convertible debt securities, our investors could suffer significant dilution, and any new class of interests could have rights, preferences and privileges superior to those of our current members. Any debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue future business opportunities.

Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, engagement, and loyalty of our customer base. We have built a significant social media presence since the formation of our Company. To date, our brand and our reputation are two of our most important assets. Our ability to attract, build trust with, engage, and retain new and existing customers might be adversely affected by events that harm our brand and reputation, such as public complaints and unfavorable media coverage about us, our platform, and our customers, even if factually incorrect or based on isolated incidents.

If we were to receive negative coverage regarding our products and services, our customers' misuse or misunderstanding of our products and services, inappropriate or otherwise unauthorized behavior by our customers and litigation or regulatory activity, then our brand and our reputation could be materially harmed. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity.

Damage to our brand and reputation could also be caused by:

- Cyber-security attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents that impact the reliability of our platform;
- actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors, our customers or third-party service providers as well as complaints or negative publicity about such individuals;
- litigation involving, or regulatory actions or investigations into, our platform or our business;
- any failures to comply with legal, tax and regulatory requirements;
- any perceived or actual weakness in our financial strength or liquidity;
- any regulatory action that results in changes to, or prohibits us from offering, certain features or services;
- changes to our policies, features or services that customers or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;
- a failure to operate our business in a way that is consistent with our values and mission;
- inadequate or unsatisfactory customer support experiences;
- negative responses by customers or regulators to our business model or to particular features or services;
- a failure to adapt to new or changing customer preferences;
- a prolonged weakness in popular equities or cryptocurrencies specifically or in U.S. equity and cryptocurrency markets generally, or a sustained downturn in the U.S. economy; and
- any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public's perception of us or our industry as a whole.

These and other events could negatively impact the willingness of our customers, and potential new customers, to do business with us, which could adversely affect our trading volumes and number of funded accounts, as well as our ability to recruit and retain personnel, any of which could have an adverse effect on our business, financial condition, and results of operations.

Uncertain business, economic, or political conditions that impact global financial markets, or by a systemic market event. As a financial company operating in brokerage services, our business, results of operations, and reputation are directly and indirectly affected by elements beyond our control, such as economic and political conditions including unemployment rates, inflation, tax and interest rates, oil prices, geopolitical conflicts, such as the Russian invasion of Ukraine, events on October 7, 2023 in Israel, financial market volatility, significant increases in the volatility or trading volume of particular securities or cryptocurrencies (such as the meme stock events of early 2021 and the Dogecoin surge of mid-2021), broad trends in business and finance, changes in volume of securities or cryptocurrencies trading generally, changes in the markets in which such transactions occur, and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions could have an adverse effect on our business results or remain uncertain indefinitely. Because our customer base is retail investors, we might be disproportionately affected by declines in investor confidence caused by adverse economic conditions. A prolonged market weakness, such as a slowdown causing reduced trading volume in securities, derivatives, or cryptocurrency markets, could result in the future in reduced revenues and adversely affect our business, financial condition, and results of operations. Conversely, significant upturns in such markets or conditions might cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business results.

The effects of a pandemic or widespread outbreak of an illness, such as the novel coronavirus (COVID-19) pandemic, could have a material adverse effect on our business, financial condition, results of operations and cash flows. The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, created significant volatility in global financial markets while also creating a growing user base that sought more interest and opportunity in personal investing and financing. During the most severe period of COVID-19, the United States, federal, state, and local governments enacted restrictions on travel, gatherings, and workplaces, with exceptions made for essential workers and businesses. Although the federal government on May 11, 2023, declared an end to the COVID-19 PHE declaration, given the unpredictable, unprecedented and fluid nature of the pandemic, if it were to become a serious health issue as before or a new pandemic emerges that lasts for a substantial period of time, it may amplify many of the risks discussed below to which we are subject and, it may materially and adversely affect us in ways that are not anticipated by or known to us or that we do not consider to present significant risk. Therefore, we are unable to estimate the extent to which any new pandemic or worldwide health crisis and its related impacts will adversely affect our business, financial condition and results of operations.

We may be exposed to funding transaction losses due to reversals or insufficient funds. Our operations may require some of our products and services to be paid for by electronic transfer from customers' bank accounts which exposes us to risks associated with reversals and insufficient funds. Unwinding of funds transfers due to reversals, and insufficient funds could arise from fraud, misuse, unintentional use, settlement delay, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect and retain such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback, refund, or return. These risks will be amplified as we continue to expand our operations and add more and more customers.

Our reputation and business may be harmed if our or our vendors' computer network security or any of the databases containing customer, employee, or other personal information maintained by us or our third-party providers is compromised, which could materially adversely affect our results of operations. We collect, store, and transmit proprietary or confidential information regarding our customers, employees, job applicants, and others, including credit card information and personally identifiable information. The protection of customer, employee, and company data in the information technology systems we use (including those maintained by third-party providers) is critical.

Security could be compromised and confidential information, such as customer credit card numbers, employee information, or other personally identifiable information that we or our vendors collect, transmit, or store, could be misappropriated or system disruptions could occur. In addition, cyber-attacks such as ransom-ware attacks could lock us out of our information systems and disrupt our operations. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Attacks may be targeted at us, our customers, our employees, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the breach or compromise of the technology used by us to protect transactions or other sensitive data. In addition, data and security breaches could also occur as a result of non-technical issues, including intentional or inadvertent breach by our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our or our vendors' computer network security could result in a violation of applicable privacy and other laws, costly investigations, litigation, including class actions, and notification, as well as potential regulatory or other actions by governmental agencies and harm to our brand, business, and results of operations. As a result of any of the foregoing, we could experience adverse publicity, loss of sales, the cost of remedial measures and significant expenditures to reimburse third parties for damages, which could adversely impact our results of operations. Any insurance we maintain against the risk of this type of loss may not be sufficient to cover actual losses or may not apply to the circumstances relating to any particular loss.

The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target. Accordingly, we or our vendors may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Failure by us or our vendors to comply with data security requirements, may result in class action litigation, fines and the imposition of restrictions on our ability to accept payment cards, which could adversely affect our operations. We cannot assure you that we or our vendors will be able to satisfy the PCI data security standards. In addition, PCI is controlled by a limited number of vendors that have the ability to impose changes in fee structures and operational requirements without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI security standards, as well as significant unanticipated expenses. Any unauthorized access into our customers' sensitive information, or other data handled by or on behalf of us, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers' confidence in us, and subject us to potential litigation, liability, fines, and penalties and consent decrees, which could require us to expend significant resources related to remediation or result in a disruption of our operations, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our growth and success will depend on market acceptance of our platform through app stores and effective operation with mobile operating systems, networks, technologies, products, hardware and standards that we do not control. A substantial majority of our future customers' activity on our platform will occur on mobile devices. We will be dependent on the interoperability of our app with popular mobile operating systems, networks, technologies, products, hardware, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs or technical issues in such systems, new generations of mobile devices or new versions of operating systems, or changes in our relationships with mobile operating system providers, device manufacturers or mobile carriers, or in their terms of service or policies that degrade the functionality of our future app, reduce or eliminate our ability to distribute applications, give preferential treatment to competitive products, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our application could adversely affect customer usage of our future app.

Our platform will feature various tools, education, social media and Artificial Intelligence to allow our customers to analyze market opportunities and may subject us to additional risks if such

tools are construed to be investment advice or recommendations. Risks associated with providing investment recommendations include those arising from how we disclose and address possible conflicts of interest, inadequate due diligence, inadequate disclosure, and human error. New regulations, such as the SEC's Regulation Best Interest and certain state broker-dealer regulations, impose heightened conduct standards and requirements on recommendations to retail investors. In addition, various states are considering potential regulations or have already adopted certain regulations that could impose additional standards of conduct or other obligations on us to the extent we provide investment advice or recommendations to our customers. If services that we do not consider to be recommendations are construed as constituting investment advice or recommendations, we could be in the future subject to investigations by regulatory agencies.

Risks Related to Regulation

Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business. The brokerage business is subject to a wide variety of local, state, federal, laws and regulations, licensing schemes, and industry standards in the United States. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or might in the future include, those relating to all aspects of the securities industry, money transmission, foreign exchange, payments services (such as payment processing and settlement services), cryptocurrency, trading in shares and fractional shares, fraud detection, consumer protection, anti-money laundering, escheatment, sanctions regimes and export controls, data privacy, data protection, and data security.

We will expend substantial costs in complying with these regulations with our future products or services, expanding our operations, and other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, to maintain appropriate capitalization of broker-dealers and other financial services companies, and to protect customers and their assets. These regulations could limit our business activities through capital, customer protection, and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct.

We operate in a highly regulated industry and, despite our efforts to comply with applicable legal requirements, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms and increasing penalties for violations of applicable laws and regulations. We might fail to establish and enforce procedures that comply with applicable legal requirements and regulations. We might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement. We also might be adversely affected by other regulatory changes related to our obligations with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards (including the interpretation of what constitutes an "investment recommendation" for the purposes of the SEC's "Regulation Best Interest" and state securities laws) and best execution in the context of our business and market structure, any of which could limit our business, increase our costs and damage our reputation.

Broker-Dealer Regulation

Broker-dealers are subject to extensive regulation by federal and state regulators and SROs, and are subject to laws and regulations covering all aspects of the securities industry. Federal and state

regulators and SROs, including the SEC and FINRA, can among other things investigate, censure or fine us, issue cease-and-desist orders or otherwise restrict our operations, require changes to our business practices, products or services, or suspend or expel a broker-dealer or any of its officers or employees. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the DOJ may institute civil or criminal proceedings against us for violating applicable laws, rules, or regulations.

Money-Transmitter Regulation

Money transmitters are subject to regulation, primarily at the state level. We will also subject to regulation by the CFPB. We must obtain licenses to operate as a money transmitter (or as another type of regulated financial services institution, as applicable) in the United States and in the states where this is required. As a licensed money transmitter, we will be subject to obligations and restrictions with respect to the movement of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies concerning those aspects of our business considered money transmission. There are substantial costs and potential product and operational changes involved in maintaining and renewing these licenses, certifications, and approvals, and we could be subject to fines, other enforcement actions, and litigation if we are found to violate any of these requirements. There can be no assurance that we will be able to (or decide to) continue to apply for or obtain any such licenses, renewals, certifications, and approvals in any jurisdictions. In certain markets, we might rely on local banks or other partners to process payments and conduct foreign currency exchange transactions in local currency, and local regulators might use their authority over such local partners to prohibit, restrict, or limit us from doing business. The need to obtain or maintain these licenses, certifications, or other regulatory approvals could impose substantial additional costs, delay or preclude planned transactions, product launches or improvements, require significant and costly operational changes, impose restrictions, limitations, or additional requirements on our business, products, and services, or prevent us from providing our products or services in a given market.

Recent statements by lawmakers, regulators and other public officials over gamification, "meme" stocks, options trading and PFOF practices have signaled an increased focus on new or additional regulations that could impact the industry. Over three days in the spring of 2021, the Committee on Financial Services of the U.S. House of Representatives held hearings on the January 2021 market volatility and disruptions surrounding GameStop and other "meme" stocks at which various members of Congress expressed concerns about various market practices, including PFOF and options trading. In his testimony, Chair Gensler indicated that he had instructed the staff of the SEC to study, and in some cases make rulemaking recommendations to the SEC regarding, a variety of market issues and practices, including PFOF, so-called gamification, and whether broker-dealers are adequately disclosing their policies and procedures around potential trading restrictions; whether margin requirements and other payment requirements are sufficient; and whether broker-dealers have appropriate tools to manage their liquidity and risk. Chair Gensler also discussed the use of mobile app features such as rewards, bonuses, push notifications and other prompts. Chair Gensler suggested that such prompts could promote behavior that is not in the interest of the customer, such as excessive trading. Chair Gensler also advised that he had directed the SEC staff to consider whether expanded enforcement mechanisms are necessary. In June 2022, the majority staff of the House Financial Services Committee released a report on the market events surrounding the Early 2021 Trading Restrictions, which alleged that "Robinhood [Markets Inc.] exhibited troubling business practices, inadequate risk management, and a culture that prioritized growth above stability" and concluded in part that Congress should adopt legislation requiring the SEC and FINRA to study how market rules and supervision should evolve to address social media driven market activity. In December 2022, the SEC proposed the December 2022 Rule Proposals, which relate to (i) best execution,

(ii) order competition, (iii) order execution disclosure, and (iv) order tick size and fee caps. After issuing a request for information and public comment on digital engagement practices by broker-dealers and investment advisers in August 2021, the fall 2022 regulatory agenda published by the SEC also indicated that the SEC would consider proposing rules on that topic by April 2023, specifically the use of predictive data analytics, differential marketing, and behavioral prompts.

In addition, in 2021, FINRA issued regulatory notices reminding member firms of (i) their obligations with respect to maintaining margin requirements, customer order handling, and effectively managing liquidity, with a particular focus on best execution practices and the need for member firms to make "meaningful disclosures" to inform customers of a firm's order handling procedures during extreme market conditions, and (ii) the requirement that customer order flow be directed to markets providing the "most beneficial terms for their customers" and indicated that member firms may not negotiate the terms of order routing arrangements in a manner that reduces price improvement opportunities that would otherwise be available to those customers in the absence of PFOF. The impact that these notices might have on the ability of market participants to enter into PFOF arrangements, if any, has not been determined. In 2022, FINRA also issued a regulatory notice requesting comment on complex products and options including "whether the current regulatory framework…is appropriately tailored to address current concerns raised by complex products and options." If FINRA amends its rules to impose additional requirements on firms with respect to determining customer eligibility and/or suitability to trade options, such rule changes could result in fewer Robinhood customers being approved to trade options which could negatively impact our options trading volumes and associated revenues.

Also, in September 2021, FINRA announced that it is reviewing firms' use of social media marketing, including social media influencers, which is a marketing channel that we may utilize. Any limits that FINRA might impose on the use of this marketing channel could make it more difficult for us to attract new customers, resulting in slower growth.

To the extent that the SEC, FINRA, or other regulatory authorities or legislative bodies adopt additional regulations or legislation in respect of any of these areas or relating to any other aspect of our industry, we could face increased costs and risks to our business model, which our adaptation to these changes might not be successful.

We will be required to maintain net capital levels as a broker-dealer business. The SEC, FINRA, and various state regulators have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. The Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. If we fail to maintain the required net capital levels, it could result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, and could ultimately lead to the liquidation of our broker-dealer business and winding down. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business.

Risks Related to Cryptocurrency

The prices of most cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies might cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations. The prices of most cryptocurrencies are based in part on market adoption and future expectations, which might or might not be realized. As a result, the prices of cryptocurrencies are highly speculative. The prices of cryptocurrencies have been subject to dramatic fluctuations (including as a result of the 2022 Bear Markets), and will impact, trading volumes and operating results and might adversely impact our growth strategy and business.

Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact cryptocurrency trading on our platform. Domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies. In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and might make cryptocurrencies, or certain cryptocurrency business activities, illegal altogether. As regulation of cryptocurrencies continues to evolve, there is a substantial risk of inconsistent regulatory guidance among federal and state agencies and among state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede the growth of our cryptocurrency operations.

Any particular cryptocurrency's status as a "security" is subject to a high degree of uncertainty and if we have not properly characterized one or more cryptocurrencies, we might be subject to regulatory scrutiny, investigations, fines, and other penalties. We intend to facilitate customer trades for certain cryptocurrencies that we believe are not securities under U.S. federal and state securities laws. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC staff has indicated that the determination of whether or not a cryptocurrency is a security depends on the characteristics and use of that particular asset. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current forms). Bitcoin and Ethereum are the only specific cryptocurrencies as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court, cannot be generalized to any other cryptocurrency and might evolve. Similarly, although the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, and regulators have expressed concerns about cryptocurrency platforms adding multiple new coins, some of which the regulators question might be unregistered securities. In September 2022, Chair Gensler stated in a speech that he believes a vast majority of the nearly 10,000 tokens in the crypto market are securities and reiterated this statement in his September 2022 testimony before the U.S. Senate Committee on Banking, Housing, and Urban Affairs. Accordingly, we could be subject to legal or regulatory action in the event the SEC or a court were to determine that a cryptocurrency supported by our platform is a "security" under U.S. law.

Conflicts of Interest Risks

The information below describes material conflicts of interest that may arise in the course of the management and operation of the Company. The list of potential conflicts of interest reflects our knowledge of the existing or potential conflicts of interest as of the date hereof and neither the management nor the Company have formally documented procedures to identify, analyze or monitor any such conflicts of interest. There can be no assurance that no other conflicts of interest will arise in the future.

Our management will face conflicts of interest concerning the allocation of their time, which could result in a decreased amount of time spent developing and managing the Company's business. The Manager, as well as its and our officers and advisors may manage a portfolio of investments for other investors and/or themselves, and may engage in other business activities.

As a result, the Manager, as well as its and our officers and advisors, may have conflicts of interest in allocating their time and resources between our business and those other activities. Our management currently devotes their time to the activities of the Company, as they deem necessary to fully carry out our business plan. In particular, the Manager, as well as its and our current officers and advisors may develop a portfolio of their own or become involved in additional business opportunities in the future and we cannot guarantee that the management will have as much or sufficient time to devote to Company activities in the future.

Risks Associated with an Investment in Securities

Target Amount. This Offering is being made with a minimum raise amount of $500,000. As subscriptions are accepted, the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. Investors in Reg-CF offerings are allowed to cancel their investment up to 48 hours prior to the Raise End Deadline disclosed in the Form C filing. Note that while SP may disburse funds to the issuer prior to the Raise End Date, investors are still able to cancel their commitments up to this 48 hour window. The Company has not engaged the services of an intermediary or underwriter with respect to the Offering and will offer the Units through its managers and executive officers at its discretion. Nevertheless, the Company may seek to elect, at its discretion, to engage the services of a qualified broker-dealer or outside salesperson in connection with the Offering.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Units may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Units are placed, then the Company may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the Company's plans would need to be scaled down, and this would have a material adverse effect on the Company's business.

Units are not guaranteed and could become worthless. The Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Units is not guaranteed, and the Units could become worthless.

We are relying on certain exemptions from registration. The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Units are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Units nor underlying securities, nor any other securities under the Securities Act. Consequently, investors may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Offering price is arbitrary. The price of the Units and the underlying securities offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Units and underlying securities bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Actual results of operations will vary from the Company's projections. Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company's business and other factors influencing our business. The projections are based on management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by any independent accountants. These projections are based on several assumptions, set forth therein, which management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond our control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, and other risks inherent to our business. While management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Units bears the risk of a complete and total loss of his/her/its investment.

Investments in the Company are not insured. The assets of the Company are not insured by any government or private insurer except to the extent portions may be deposited in bank accounts insured by the Federal Deposit Insurance Corporation and such deposits are subject to such insurance coverage.

The Company may become subject to SEC reporting and required to register under the Investment Company Act of 1940. The Company's operations are similar to an investment company as defined under the Investment Company Act, because the Company engages in the business of purchasing securities for investment. The Company is currently not required to register under the Investment Company Act due to an exemption for an entity which is beneficially owned by not more than one hundred (100) persons and which is not making, and does not intend to make, any public offering of its securities. Accordingly, the provisions and extensive regulations of the Investment.

DESCRIPTION OF BUSINESS

The Company

LitXchange LLC was organized on July 18, 2022, as a Texas limited liability company. The Company's headquarters is located 5900 Balcones Drive, Suite 400, Austin, TX 78731; telephone: (630) 823-6959.

Primary Contact

Marcel Kalinovic
(630) 823-6959
5900 Balcones Drive, Suite 400
Austin, TX 78731

Website

Our website is https://www.litxchange.com.

The location on our website where investors will be able to find our annual report is https://litxchange.com. The date by which such report will be available on our website is within 120 days of our fiscal year end of December 31st.

Business Overview

The Company was formed to disrupt the financial sector by providing a more transparent stock and crypto brokerage platform developed for retail investors while empowering them with the highest quality user-interfaces, charts and educational tools. The founders have experience in building and scaling multi-million dollar companies in software, logistics and IT and plan to use their experience to challenge the status quo by eliminating dark pools, promoting accurate price discovery and leveling stock investments for the retail trader.

Market Problem

The stock-brokerage industry is estimated to be $3.6 trillion dollars per year. Currently the stock-brokerage industry is dominated by "big-money brokers" such as Fidelity, Charles Schwab and Robinhood that use "commission-free" trades via Payment for Order Flow ("PFOF"). PFOF is used to take retail-orders away from NYSE and into "darkpools" where institutions can front-run (take a market position before executing orders) and manipulate trades.

A recent example of market manipulation by these "big-money brokers" was in December 2020 when the SEC charged Robinhood for misleading customers about revenue sources and failing to satisfy duty of best execution. Like Fidelity and Charles Schwab, Robinhood actively touts to its customers that trading is "commission-free", but the SEC order found that due to Robinhood's "***unusually high payment for order flow rates, Robinhood customers' orders were executed at prices that were inferior to other brokers' prices***." Moreover, the SEC order stated that Robinhood's practices caused its customers to lose over $34 million dollars, even taking into account the "savings" from not paying commissions. See https://www.sec.gov/news/press-release/2020-321

Market manipulation by dark pools prevents transparency in retail investors getting the best possible pricing in stock prices. Citigroup and Credit Suisse were both fined millions of dollars by the SEC due to market manipulation of dark pools. See https://www.sec.gov/news/press-release/2018-193 and https://www.sec.gov/news/press-release/2018-224.

Lastly, retail investors are often bombarded with fake news by "independent, unbiased analyses" on websites such as Seeking Alpha, Benzinga and Wall Street Cheat Sheet. A report by a University of Baltimore business professor stated that fake news costs retail investors over $39 billion per year. See https://www.institutionalinvestor.com/article/2bswd7ngjpg2pd9de02rk/portfolio/fake-news-creates-real-losses.

Solution – LitXchange

Our solution to the market problem is to make trading on LitXchange platform commission-based to eliminate the hidden-fees and market manipulation associated with PFOFs. Our platform will give our customers transparent stock pricing that we believe will save investors' money.

LitXchange aims to route all trades directly to lit-markets which provides tangible price-discovery so our customers will avoid price-distorting dark-pools while allowing customers the freedom to opt-in to additional exchanges for increased flexibility.

In addition, LitXchange will provide AI-enhancements, tools and analysis to allow customers to review the most current and best data. We aim to empower our customers with the best due diligence that is culled from API-feeds, social media, news and alternative news sources and foster "hive-mind" analysis for our customers. Our UI will be user friendly and adjustable to each customer's skill level from beginner to pro.

See Exhibit A for a more detailed discussion of our business model.

Previous Exempt Offerings

The Company is currently conducting a Reg. D 506(c) offering concurrently with this Reg. CF offering.

MANAGEMENT

The Manager – LIT HOLDINGS LLC

The sole Manager of the Company is Lit Holdings LLC, a Texas limited liability company. The Manager has its offices located at 1309 Coffeen Avenue, Ste 1200, Sheridan, Wyoming 82801.

The Manager will provide the following services:

- Developing the software to power LitXchange.
- Hiring and retaining talent.
- Managing LitXchange.
- Company supervision.

Responsibility of the Manager

The Manager is accountable to the Company and must exercise good faith and integrity in handling Company affairs.

The Manager is owned and operated by Marcel Kalinovic and Mehul Patel, 70% and 30%, respectively, who are also officers of the Company.

Marcel Kalinovic, Founder, President, CEO

Marcel Kalinovic is the founder and CEO of Hot Shot Logistics LLC. He has founded a multi-million dollar freight brokerage, trucking, and third party logistics solutions provider. Marcel also is a social media personality with an average reach of over 10 million social media accounts per month. Marcel is a former PTA president spanning three years for three schools in the IL District 87.

Mehul Patel, Founder, Vice President, CTO.

Mehul Patel is the founder and CEO of Express Text. Mehul founded a SaaS company that has achieved multi-million dollar annual revenues. Mehul has a proven track record and extensive experience in all facets of building successful software companies with over 15 years in the field.

Board of Advisors

In addition, the Company may organize a team of experienced advisors that will help guide the Company forward. These advisors have no governance or voting authority.

Major Shareholders

Provided in capitalization table in memorandum summary.

Number of Employees

Full time employees: 0
Part-time employees: 0

Certain Relationships and Related Transactions

Manager

The Company's voting membership interests are 70% owned by Marcel Kalinovic and 30% by Mehul Patel, our executive officers.

Conflicts of Interest

Potential conflicts of interest may arise in the course of our operations involving any member of management's interest, as well as their respective interests in other potential unrelated activities. The Company does not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

Litigation

The Company is not presently a party to any material litigation that threatens its business, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Units issued hereby.

MARKET PRICE OF UNITS AND RELATED INTEREST HOLDER MATTERS

The offering price of the securities to which the Memorandum relates has been arbitrarily established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934. Our Units have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their securities, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted and the investors' rights to sell or transfer their interests are severely limited.

DESCRIPTION OF SECURITIES

General

Our securities currently consist of two classes of limited liability company membership interests (collectively, the "Membership Interests"), including non-voting Series A Interests and voting Series B Interests. Prior to the date of this Memorandum, we have issued a total of 9900 Series B Interests and no other securities (see "MEMORANDUM SUMMARY—Company Capitalization" and "MEMORANDUM SUMMARY—Ownership in the Company" above). Authority to govern the affairs of the Company rests solely with the Manager of the Company and not with members in their capacity as members. Managers may also be members of the Company. Only holders collectively of a majority of the Series B Interests can elect and remove the Manager(s) of the Company. Series B Interests are our only authorized voting securities, and Series A Interests have no voting rights whatsoever.

Voting Series B Interests

Holders of our Series B Interests have limited voting authority and are deemed members of the Company. The holders of our Series B Interests are entitled to one vote for each interest held of record by them (see "MEMORANDUM SUMMARY—Company Capitalization" and "MEMORANDUM SUMMARY—Ownership in the Company" above). Holders of a majority of the aggregate issued and outstanding Series B Interests can elect and remove the Manager of the Company in accordance with the Company's Operating Agreement. The holders of the Series B Interests have the right to receive distributions of net profits of the Company, when, as, and only if declared by the Manager out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of the Series B Interests would have the right to share proportionately in the Company's remaining net assets to the extent funds/profits are available after payment of the Company's creditors and liquidation expenses, and then after any payments and/or or distributions to holders of our Preferred Series A Interests in accordance with the preferred payout schedule provided herein.

Series A Interests

Holders of our Series A Interests have no voting authority nor any other rights to governance of the Company, but they are deemed members of the Company. The holders of Series A Interests have the right to receive distributions of net profits of the Company, when, as, and only if declared by the Manager out of funds legally available therefore, and as otherwise provided herein and in the Company's Operating Agreement. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Series A Interests would have the right to share proportionately in the Company's remaining net assets to the extent funds/profits are available after payment of the Company's creditors and liquidation expenses.

Undesignated Membership Interests

In the future, the Company may authorize and sell or transfer additional membership interests to that which is currently authorized, or even one or more series of membership interests not yet designated. The Manager has authority, in accordance with the provisions of our Operating Agreement, to authorize, designate and issue one or more series of other membership interests and to determine the voting rights, preferences, privileges and restrictions, including without limitation dividend rights, conversion rights, terms of redemption, liquidation preferences and the number of interests constituting any series in the designation of such series.

Operating Agreement; Subscription Agreement

Purchase of the Units shall be made pursuant to the execution of the Operating Agreement and Subscription Agreement, which contain, among other things, certain representations and warranties by the subscribers and covenants reflecting the provisions set forth herein.

Not a Complete Description

The foregoing description of the Company's securities as well as references to the terms and provisions of the Company's certificate of organization, Operating Agreement and Subscription Agreement should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which may be furnished on reasonable request made to the Company at its principal office.

OTHER MATTERS

Certain Transactions

Isolated Offering Transactions

The Company, in its absolute discretion may carry out contemporaneous and/or additional subsequent offerings of its securities on terms and conditions it deems appropriate without notice to investors herein or other stakeholders, subject to applicable securities laws.

Concurrently with this Offering, the Company is conducting a Reg. D 506(c) offering.

[*Remainder of Page Intentionally Left Blank*]

USE OF PROCEEDS

The Company anticipates that it needs approximately $500,000 in order to complete development of its LitXchange trading platform. Toward that end, the Company seeks to raise a maximum of $5,000,000 from the sale of the Units in this Offering. The minimum raise amount will be $500,000.

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The principal use of proceeds of this Offering is subject to the broad discretion of management, but will include funding and development of LitXchange trading platform, general working capital, and other general corporate purposes.

The following table reflects our anticipated estimated use of proceeds:

*Rounding error

The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the absolute discretion of management. Therefore, we reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering without notice in the interest of the Company.

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Commissions and Broker Expenses	$95,000	19%	$950,000	19%
Misc. Offering Costs (Legal)	$20,000	4%	$50,000	1 %
Misc. Offering Costs (Marketing)	$25,000	5%	$745,000	14.9%
Misc. Offering Costs (Admin)	$25,000	5%	$250,000	5%
Operations	$330,000	66%	$3,000,000	60%
Travel, Conferences and Events	$5,000	1%	$5,000	0.1%
TOTAL	$500,000	**100.00%**	$5,000,000	**100.00%***

FINANCIAL INFORMATION

This Memorandum contains forward-looking statements. These statements are based on the Company's current expectations about the businesses and the markets in which it operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties and costs related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Memorandum.

Results of Operations of Company

As of June 12, 2024, the Company has generated limited revenues from its operations. The Company anticipates that it will cover its working capital requirements until sufficient investments are received. See Exhibit A hereto for a summary of the results of operations of Company.

ADDITIONAL INFORMATION

Communication between Reg-CF investors and issuers shall take place via a communication channel provided by the intermediary.

You should rely only on the information contained in this Memorandum and the related Form C filing(s). We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. Our business, financial condition, results of operations and prospects may have changed since that date.

EXHIBIT A

INVESTOR PRESENTATION (PITCH DECK pages 35-46)



LITXCHANGE

- LITXCHANGE is reinventing stock brokerage as the first viable competitor to "smart money" such as Fidelity, Schwab, & Robinhood
- Our platform and business model will allow you to optimize trading strategies by harnessing the collective wisdom of Artificial Intelligence and retail investors to create a high level of swarm-intelligence to transform trading forever
- Our mission is to provide the ability for our customers to achieve swarm-intelligence strategies while mitigating the risks associated with "commission-free" trades. If it's free, YOU are the product
- LITXCHANGE is poised to disrupt the status quo of the entire financial market industry of $3.6 TRILLION / year

THE PROBLEM

01 COMMISSION-FREE TRADES ARE NOT FREE!

- Payment for Order Flow (PFOF) often imposes substantially higher costs on investors, debunking the deceptive notion of "free" trades.
- Darkpools serve as clandestine arenas where stock prices are manipulated and suppressed by "smart-money" institutions, distorting market dynamics to their exclusive advantage while disenfranchising ordinary investors.

02 BERNIE MADOFF CREATED PAYMENT FOR ORDER FLOW!

- PFOF serves as a conduit for market manipulation, channeling retail orders to dark pools and empowering institutions to exploit information, engage in trade front-running, prioritize self-profit, and sway prices in their favor, undermining market fairness and integrity.
- Darkpools foster an environment ripe for market manipulation, exploiting routing practices, leveraging informational advantages and conflicts of interest in their favor. Its detrimental impact inflicts significant harm on retail investors, eroding the fundamental integrity of financial markets.

03 MISINFORMATION COSTS US BILLIONS!

- Retail investors lose BILLIONS each year to misinformation, over $39 Billion per year in the most conservative estimates.
- Investors face the daunting task of navigating through a labyrinth of data sources, many of which are malicious, while grappling with the inability to collectively analyze due-diligence and communicate their findings with others, stifling their ability to optimize trading strategies for success.

INVESTOR PRESENTATION (continued)



- The SEC fined RobinHood $65 million for providing customers with subpar prices due to high payment for order flow rates, resulting in over $34.1 million in losses customer's losses, "even after taking into account the savings from not paying commission."

- "Robinhood provided misleading information to customers about the true costs of choosing to trade with the firm." - Stephanie Avakian, SEC Enforcement Division Director

- The SEC has filed suit against market-maker Virtu Financial for "alleged" market-manipulation; using PFOF to obtain customer orders they then allowed their hedge-fund, Virtu Americas, the ability to front-run customer's trades & provided full access to all customers personal, private, and confidential order information in complete detail.

*https://www.sec.gov/news/press-release/2020-321
SEC Press Release #2020-321 "SEC Charges Robinhood Financial With Misleading Customers About Revenue Sources and Failing to Satisfy Duty of Best Execution

20%
01 HIDDEN FEES & ZERO TRANSPARENCY

PFOF markups are a significant expense for retail investors, often over 20% more than commission-based trades, resulting in substantial losses and a disturbing lack of clarity in the real cost to trade



- JP Morgan Chase was fined +$348 million in March 2024 for allowing market manipulation across billions of trades in over 30 darkpools from 2014 through 2023.

- Billions of retail orders are traded in darkpools and over-the-counter every day, substantially suppressing and distorting stock prices. Volume has grown so much that experts are worried the stock market is no longer able to accurately reflect the price of securities.

- A dark pool is a private, poorly-regulated trading venue where financial instruments are bought and sold. It operates outside traditional stock exchanges, reducing price-transparency, and allowing price-distortion in favor of large institutions.

- Dark pools disadvantage retail investors by operating nearly invisibly, hindering retail's ability to make informed decisions based on real-time prices and visible market trends. These venues foster an environment where institutions gain advantages through the front running of retail trades, market manipulation, and price distortions that causes material losses to investors.

63%
02 PAYMENT FOR ORDER FLOW & DARKPOOLS CAUSE MATERIAL LOSSES

63% of ALL RETAIL TRADES are executed in the shadows of darkpools and OTC transactions by financial institutions

www.investopedia.com/articles/investing/060915/pros-and-cons-dark-pools-liquidity.asp#citation-1
https://www.federalreserve.gov/newsevents/pressreleases/enforcement20240314a.htm
https://www.occ.gov/news-issuances/news-releases/2024/nr-occ-2024-25.html

EXHIBIT A

INVESTOR PRESENTATION (continued)

- High-frequency trading algorithms scan the web for news articles, then make decisions and trades based on that news even if it's malicious in nature or fake-news. Short & distort campaigns are highly effective due to this manipulation of AI-based HFT algorithms.
- Investors lack a unified platform for gathering, analyzing, and sharing due diligence. People currently spend an excess amount of time navigating thousands of posts & websites searching for information and separating fake-news from real news, while attempting to formulate strategies and make trades, wasting valuable time.
- A staggering $341 BILLION loss was triggered in the S&P500 in a 30 minute span from 1 fake-news article by ABC to the detriment of retail-investors. The 2017 report falsely claimed that former National Security Adviser Mike Flynn would testify that Donald Trump instructed him to contact Russian officials during the 2016 election.

$39 Billion

03 FAKE NEWS HURTS RETAIL THE MOST

Fake & malicious news costs retail investors literally $100's of Billions EACH YEAR

https://www.ubalt.edu/news/news-releases.cfm?id=3425
Published reports from University of Baltimore business professor & head of Cybersecurity Management & Risk programs, Roberto Cavazos, and CHEQ, a leading AI-driven cybersecurity firm.

LIT SOLUTIONS

NO HIDDEN FEES!

- LITXCHANGE will eliminate hidden charges and increases transparency via our competitive commission-based trades with no hidden mark-ups or fees.
- Retail investors will save money trading by paying low, up-front commissions, and avoid hidden fees & risks associated with Payment for Order Flow, and darkpool trade routing.
- Investors know exactly what each trade will cost prior to execution & can easily track their expenses, without surprises.

AVOID DARKPOOLS

- LITXCHANGE will route trades directly to lit- markets, ensuring real price-discovery, empowering you to have a meaningful impact on financial markets!
- We will avoid Payment for Order Flow from price-distorting darkpools, but allow customers the freedom of choice to opt-in to additional exchanges for additional liquidity if needed. YOU decide.
- Empower your financial journey with our exclusive financial management advisory offices, where inexperienced investors can learn to trade, or leverage the expertise of skilled financial advisors to strategically trade funds on their behalf—an invaluable option for retail investors seeking professional asset-management in the dynamic world of trading.

BLEEDING-EDGE USER INTERFACE

- LITXCHANGE will provide automated AI-enhancements & tools empowering users to collectively engage in comprehensive data analysis and due diligence alongside fellow investors within our collaborative Think Tanks, fostering a hive-mind approach for informed decision-making.
- Our user-interface & AI seamlessly incorporates the finest features and API feeds from leading social media, news, and alternative news platforms, and scrutinizes & filters the information.
- We will offer intuitive and user-friendly charts that are customizable to accommodate every user's skill level.

INVESTOR PRESENTATION (continued)

LIT🔥PLATFORM

ARTIFICIAL INTELLIGENCE ENHANCEMENTS & ASSISTANCE

- Our A.I. driven stock trading platform is being engineered to be the ultimate aggregator for financial news and customized analysis from 1000's of sources.

- LIT🔥XCHANGE will facilitate easy technical & fundamental analysis, provides in-depth insights into news, trends, and data collection with the use of automated A.I.

- Information is curated by our A.I. web-crawling algorithms which procure data from; news, blogs, social media, and non-mainstream sources specific to each stock ticker. The A.I. automatically filters them for quality, relevance, and accuracy prior to displaying them on your user dashboard & directly into our Think Tanks with AI notations, constantly delivering updated, insightful due diligence to you and fellow shareholders.

REAL-TIME THINK TANKS

- LIT🔥XCHANGE Think Tanks are powerful, real-time chat-based communities dedicated to each stock ticker, designed to facilitate a collaborative analysis ecosystem between the collective of retail investors with the assistance of our automated A.I.

- Our Think Tanks will enable retail investors to engage in deep collective research and discussion, enhancing their due diligence as a true hive-mind.

- By integrating A.I. curated data, graphics, and media into each Think Tank, we will provide a foundation for informed discussion, analysis, and strategic planning. This empowers investors to harness their collective intelligence, fostering a community that operates with the efficiency and adaptability of swarm-intelligence, turning individual insights into a powerful collective strategy.

SWARM INTELLIGENCE

- Swarm Intelligence optimizes collaborative decision-making, leveraging the collective power of the LIT🔥 community within our Think Tanks.

- Our platform will synthesize diverse insights ensuring that each user's decisions are supported by comprehensive A.I. and ever-evolving crowd-sourced collaborative intelligence.

- Our technology will not only provide real-time, actionable insights, but also fosters a symbiotic environment where investors can strategize with a shared consciousness.

- This combination of AI provided information, AI assistance, and human-driven intelligence working in conjunction transforms individual knowledge into a collective wisdom.

LIT🔥MARKETPLACE

USER INNOVATION

- The LIT🔥 Marketplace Ecosystem platform will catalyze innovation by empowering third-party developers & partners to create and monetize custom applications, A.I., content, bots, charts, etc, igniting the creativity of the global developer community.

- This initiative supports individual creativity and strengthens the collective fabric of our ecosystem, fostering a space where novel trading solutions and services can flourish and benefit all users.

COMMUNITY DRIVEN PLATFORM

- We will provide a platform that allows users comprehensive access to a multitude of third-party applications and tools. This enables users to tailor the platform to their needs, fostering a personalized trading experience.

- More than just a marketplace, our platform will serve as a cornerstone for a community-driven ecosystem, where continuous innovation is fueled by collective intelligence and collaboration.

- This approach not only differentiates us from traditional brokers but also reinforces our commitment to empower the collective community through our ecosystem.

DYNAMIC EXPANSION

- Continuous LIT🔥 platform-expansion will ensure the marketplace remains vibrant and dynamic, constantly enriched with new applications, integrations, and capabilities as we expand.

- This growth is not just organic but will be a testament to the collaborative effort between users who dictate demand and developers who respond with ingenuity.

- By enabling developers to earn through paid applications and subscriptions, we will cultivate a self-sustaining cycle of innovation that benefits the entire community and the growth of LIT🔥 XCHANGE concurrently.

INVESTOR PRESENTATION (continued)



FINANCIAL EDUCATION

RETAIL LOCATIONS

- LIT🔥XCHANGE will be opening several retail locations in the distant future to serve as a conduit between prospective & current customers, and our team. The retail location is expected to be implemented for several years, but is in our long term plans.

- We plan to offer a variety of live, in-person courses, financial advice, guest speakers, & free educational courses on finance at various retail-offices conveniently located in America's most-popular shopping centers and malls.

- Computers & tablets will be provided for hands-on learning for customers to practice trading, charting, intro to our software, and more.

TOP NOTCH CUSTOMER SUPPORT

- Receive guidance & support on all of our products & software, ask questions and get answers from real-live experts, financial advisors, and tech-professionals for as long as necessary to help you become a confident retail investor.

- Hands-on technical assistance for our software & websites with step-by-step instruction on how to set-up accounts, utilize apps for computer/phone/tablets, make transfers, trades, configure charts, & more.

- Phone, online, and in-person support (in-person will be available at our retail locations in the future expansion)

FINANCIAL ADVISORY PLANNING

- Certified Financial Advisors will be available to guide you with your portfolio, savings, retirement goals, tax strategies, changes in income or insurance needs, and more.

- Not tech-savvy? No time to trade? We offer professional wealth-management stock & bond portfolio services with personalized tax-savings optimizations.

- Full-service financial planning, advice, and investment management services, including sourcing top-tier tax attorneys, accountants & more as needed based on your needs as we expand into asset-management services in the near-term future.



TARGET MARKET

INFORMED INVESTORS

- These are individuals who have invested time and effort into understanding the intricacies of financial markets. They often conduct thorough research, stay updated on market trends, and make informed decisions based on fundamental and technical analysis.

- Educated retail investors are attracted to LIT🔥XCHANGE because we offer a wide range of investment options and tools to execute their strategies effectively. They value transparency, reliability, and accessibility in their trading experience.

ADVOCATES FOR FAIR FINANCIAL MARKETS

- This segment consists of investors who are deeply concerned about the prevalence of market manipulation and unfair practices within the financial industry. They prioritize integrity and ethical conduct in their investment journey and actively seek platforms that prioritize transparency and regulatory compliance.

- These individuals are often vocal about holding market participants accountable and are drawn to LIT🔥XCHANGE because we demonstrate a commitment to fostering a fair and level playing field for all investors.

RESILIENT INVESTORS

- Many individuals have experienced significant financial losses during instances of market volatility, often due to the actions of institutional investors or systemic vulnerabilities within the financial system.

- This segment includes investors who have been disillusioned by traditional investment avenues and are seeking alternative opportunities to protect and grow their wealth, and rewrite the future of financial markets for the better. They are particularly interested in LIT🔥XCHANGE as we enable retail with swarm intelligence, A.I. assistance, risk mitigation tools, collective research, and a proactive approach to addressing market manipulation.

INVESTOR PRESENTATION (continued)



LIT🔥FOUNDERS



MEHUL PATEL

Founder, Vice President, Chief Technology Officer

Founder & CEO: Express Text. Founded multimillion dollar SaaS company. Proven track record and extensive experience in all facets of building successful software & IT companies with over 15 years in the field.



MARCEL KALINOVIC

Founder, President, Chief Executive Officer

Founder & CEO: Hot Shot Expediting, Hot Shot Logistics, Hot Shot Expediting & Logistics. Founded multimillion dollar freight brokerage, trucking, & 3rd party logistics providers. Social media personality with reach of +11 million/month. Former PTO President of +3 years consecutively for 3 schools concurrently in IL District 87 prior to relocating.

CREATING VALUE & EARNING PROFIT



- Low commission-based trades with significantly reduced rates for founding-members & larger volume customers.
- Users transferring-in significant assets will receive lower commissions and larger bonuses, incentivizing users to join.
- Free Level 1 trade data, and enhanced Level 2 data available via inexpensive, monthly subscription basis.
- Share lending profits shared between LIT🔥 and retail investors. (automatically ALWAYS OFF, users must <u>manually</u> opt-in and sign verification agreements. Users will be able to see their setting remains ON or OFF, at all times for confirmation.)
- Optional subscription-services allow users opportunity for increased capabilities within our human & AI enhanced Think Tanks, such as upgraded A.I., custom emojis, gifs, avatars, longer post-lengths, trophies, exclusive-content, and more features not yet being made public.
- Retail store locations will provide financial education, inform new retail investors about our products, spread awareness, bring new assets under management, and provide in-person customer support, proving to investors that we are here for them as real-live people. (future expansion)
- LIT🔥 Marketplace offers discounted rates to customers for featured-partner FINTECH companies providing revenue sharing opportunities and even more high-quality tools to retail.
- LIT🔥 Marketplace retail investors/coders/engineers can earn money by creating a variety of bots, charts, tools, trackers, and more to be sold on a subscription basis in which we take a percentage fee.
- Portfolio-management fees for AUM such as investment and retirement accounts.
- Tax attorneys, tax strategies, CPA's, and more will eventually be provided to customers in our retail locations and online in which we take a percentage fee.
- Future expansion into self-clearing trades.
- Future expansion into a clearing-house.
- Future expansion into market-making.
- Many more value and profit strategies are not yet being disclosed to the public.

INVESTOR PRESENTATION (continued)



HIGHLIGHTS

- LIT🔥XCHANGE is poised to disrupt the status quo of the entire financial market industry of $3.6 TRILLION / year.

- We're reinventing the stock brokerage as the first viable competitor to "big-money brokers" such as; Fidelity, Schwab, Robinhood, Webull, etc.

- We will aim to directly route retail trades to LIT MARKETS, such as NYSE, unlike other competitors who process orders in darkpools.

- We are the FIRST viable FINTECH stock brokerage which is being created for retail, by retail to challenge the market-making industry which exceeds $580 BILLION / DAY.

- Retail investor's will save money by utilizing our transparent, commission-based trading model that avoids hidden markups, fees, and manipulation originating from payment for order flow.

- We avoid darkpools to provide more TRANSPARENCY and REAL price-discovery on the NBBO, national-best bid & offer.

- Artificial Intelligence automatically crawls the web for new data from millions of sources, filters new data for accuracy & bias.

- AI vets & enhances important data, and sends it directly into the stock's Think Tanks for swarm-intel analysis by users in real-time.

- We have an organic social-media reach of over 11 million per month.

- Thousands of users are enrolled on our wait-list and awaiting the launch of LitXchange to transfer-in their assets & begin trading.

- Our founders have verifiable experience building & scaling multi-million dollar companies in software, logistics, SAAS, and information technology.

- Our twitter-poll of over 420,000 views indicates that 91.9% of voters are HIGHLY INTERESTED in stock broker that avoids PFOF and price-distorting darkpools, LIT🔥XCHANGE. An additional 3.7% voted "Maybe", and only 4.3% voted "No".



THE OFFERING LITE
MOONWALKER: $500

Offering investment subscriptions are CUMULATIVE!

2 x $500 investments = receive the $1000 level of perks!

2 x $2,500 investments = receive the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as a token of appreciation.
- Priority access to all programs, products, and services before launch, or being made available to the general public including BETA.
- Special offers & deals will be made available exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT
- 1 x Copper Coin (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie
- 6 Months of Free Level 2 Data Subscription Service
- 25% Discount on Stock Trades for 6 months (up to 150 trades)
- Early access to new investment opportunities, projects, and services
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

INVESTOR PRESENTATION (continued)

THE OFFERING
SILVERBACK: $1,000



_Offering investment
subscriptions are CUMULATIVE!_

2 x $500 investments = receive
the $1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
a token of appreciation.
- Priority access to all programs, products, and
services before launch, or being made available
to the general public including BETA.
- Special offers & deals will be made available
exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT🔥XCHANGE branded Premium Limited
Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin (LIT🔥XCHANGE branded Premium Limited
Edition)
- 6 months ALPHA-subscription to LIT🔥XCHANGE Think-Tanks
- 12 Months of Free Level 2 Data Subscription Service
- 25% Discount on Stock Trades for 12 months (up to 250 trades
per year)
- Early access to new investment opportunities, projects, and
services
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

THE OFFERING
APEX LEGEND: $2,000



_Offering investment
subscriptions are CUMULATIVE!_

2 x $500 investments = receive
the $1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
a token of appreciation.
- Priority access to all programs, products, and
services before launch, or being made available
to the general public including BETA.
- Special offers & deals will be made available
exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin (LIT🔥XCHANGE branded Premium Limited
Edition)
- Personalized investment newsletter with curated stock
recommendations
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- 12 months ALPHA-subscription to LIT🔥XCHANGE Think-Tanks
- 18 Months of Free Level 2 Data Subscription Service
- 50% Discount on Stock Trades for 18 months (up to 250 trades per
year)
- Early access to new investment opportunities, projects, and
services
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %.

INVESTOR PRESENTATION (continued)

THE OFFERING
JUGGERNAUT: $5,000



Offering investment
subscriptions are CUMULATIVE!

2 x $500 investments = receive
the $1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
  a token of appreciation.
- Priority access to all programs, products, and
  services before launch, or being made available
  to the general public including BETA.
- Special offers & deals will be made available
  exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks
- 36 Months of Free Level 2 Data Subscription Service
- 50% Discount on Stock Trades for 36 months (up to 250 trades per year)
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT🔥XCHANGE
  founders Marcel & Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

THE OFFERING
INTERSTELLAR INVESTOR: $7,500



Offering investment
subscriptions are CUMULATIVE!

2 x $500 investments = receive
the $1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
  a token of appreciation.
- Priority access to all programs, products, and
  services before launch, or being made available
  to the general public including BETA.
- Special offers & deals will be made available
  exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Coin (LIT🔥XCHANGE branded Premium Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks
- 1 x Hyper Premium NFT (1 of a kind)
- LIFETIME invitations to annual investor conference or networking events
- 48 Months of Free Level 2 Data Subscription Service
- 50% Discount on Stock Trades for 48 months (up to 250 trades per year)
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT🔥XCHANGE
  founders Marcel & Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

INVESTOR PRESENTATION (continued)

THE OFFERING

GAMMA SQUEEZER: $10,000

Offering investment subscriptions
are CUMULATIVE!

2 x $500 investments = receive the
$1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
  a token of appreciation.
- Priority access to all programs, products, and
  services before launch, or being made available
  to the general public including BETA.
- Special offers & deals will be made available
  exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Coin (LIT 🔥XCHANGE branded Premium Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- LIFETIME access to online keynote speeches and Q&A conferences with financial
  advisors & special guests
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks transferrable to your
  heir in perpetuity
- 1 x Hyper Premium NFT (1 of a kind)
- LIFETIME invitations to annual investor conference or networking events
- 72 Months of Free Level 2 Data Subscription Service
- 65% Discount on Stock Trades for 60 months (up to 250 trades per year)
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT 🔥XCHANGE founders Marcel &
  Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

THE OFFERING

DEEP FUCKING VALUE INVESTOR: $25,000

Offering investment subscriptions
are CUMULATIVE!

2 x $500 investments = receive the
$1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
  a token of appreciation.
- Priority access to all programs, products, and
  services before launch, or being made available
  to the general public including BETA.
- Special offers & deals will be made available
  exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Premium Limited Edition)
- 1 x .999 Silver Coin 1 oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Coin 1 oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Bar 10 oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- LIFETIME access to online keynote speeches and Q&A conferences with financial advisors & special
  guests
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- Dedicated customer support line priority (Front-of-line access; online, by phone, in-person)
- Engraved founding-investor plaque (Limited Edition)
- 1 x Hyper Premium NFT (1 of a kind)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks transferrable to your heir in perpetuity
- LIFETIME invitations to annual investor conference or networking events
- LIFETIME of Free Level 2 Data Subscription Service
- LIFETIME 10% Discount on Asset-Management Fees upon the future-launch of our Asset
  Management Program
- Private video-call with Founders, Marcel & Mehul
- 65% Discount on Stock Trades for 100 month (up to 250 trades per year)
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT 🔥XCHANGE founders Marcel & Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

INVESTOR PRESENTATION (continued)

THE OFFERING

TITAN: $50,000

Offering investment subscriptions
are CUMULATIVE!

2 x $500 investments = receive the
$1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
a token of appreciation.
- Priority access to all programs, products, and
services before launch, or being made available
to the general public including BETA.
- Special offers & deals will be made available
exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT 🔥XCHANGE branded Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin 1 troy oz (LIT 🔥XCHANGE branded Limited Edition)
- 1 x .999 Silver Coin 1 troy oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Bar 10 troy oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Kilo Bar 32.15 troy oz (LIT 🔥XCHANGE branded Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- LIFETIME access to online keynote speeches and Q&A conferences with financial advisors & special guests
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- Dedicated customer support line priority (Front-of-line access; online, by phone, in-person)
- Engraved founding-investor plaque (Limited Edition)
- 1 x Hyper Premium NFT (1 of a kind)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks transferrable to your heir in perpetuity
- LIFETIME invitations to annual investor conference or networking events
- LIFETIME of Free Level 2 Data Subscription Service
- LIFETIME 25% Discount on Asset-Management Fees upon the future-launch of our Asset Management Program
- Free yearly 1 on 1 consultation with a financial advisor for life
- Private video-call with Founders, Marcel & Mehul
- Private dinner with Founders, Marcel & Mehul
- 65% Discount on Stock Trades for 100 months (up to 250 trades per year)
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT 🔥XCHANGE founders Marcel & Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

THE OFFERING

CAPITAL COMMANDER: $100,000

Offering investment subscriptions
are CUMULATIVE!

2 x $500 investments = receive the
$1000 level of perks!

2 x $2,500 investments = receive
the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during
the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as
a token of appreciation.
- Priority access to all programs, products, and
services before launch, or being made available
to the general public including BETA.
- Special offers & deals will be made available
exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT 🔥XCHANGE branded Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x .999 Silver Coin 1 troy oz (LIT 🔥XCHANGE branded Limited Edition)
- 1 x .999 Silver Coin 1 troy oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Bar 10 troy oz (LIT 🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Kilo Bar 32.15 troy oz (LIT 🔥XCHANGE branded Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- LIFETIME access to online keynote speeches and Q&A conferences with financial advisors & special guests
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- Dedicated customer support line priority (Front-of-line access; online, by phone, in-person)
- Engraved founding-investor plaque (Limited Edition)
- 1 x Hyper Premium NFT (1 of a kind)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks transferrable to your heir in perpetuity
- LIFETIME invitations to annual investor conference or networking events
- LIFETIME of Free Level 2 Data Subscription Service
- LIFETIME 50% Discount on Asset-Management Fees upon the future-launch of our Asset Management Program
- Free yearly 1 on 1 consultation with a financial advisor for life
- Private video-call with Founders, Marcel & Mehul
- Private dinner with Founders, Marcel & Mehul
- Golf outing for you and a friend with Founders, Marcel & Mehul in Dallas, TX
- 75% Discount on Stock Trades for 100 months (up to 250 trades per year)
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT 🔥XCHANGE founders Marcel & Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %

INVESTOR PRESENTATION (continued)

THE OFFERING

DELTA BOSS: $500,000

Offering investment subscriptions are CUMULATIVE!

2 x $500 investments = receive the $1000 level of perks!

2 x $2,500 investments = receive the $5000 level of perks!

EARLY BIRD BONUS FOR ALL TIERS:
(Early bird means any investments funded during the first $250,000 total offering in LIT🔥XCHANGE)
- Special status within LIT🔥 Think Tanks for life as a token of appreciation.
- Priority access to all programs, products, and services before launch, or being made available to the general public including BETA.
- Special offers & deals will be made available exclusively to early-bird investors

- Early access to market insights and research reports
- 1 x Exclusive Investor NFT (1 of a kind)
- 1 x Copper Coin (LIT🔥XCHANGE branded Limited Edition)
- 1 x Custom LIT🔥XCHANGE Hoodie (Limited Edition)
- 1 x Custom LIT🔥XCHANGE Baseball Cap (Limited Edition)(Limited Edition)
- 1 x .999 Silver Coin 1 troy oz (LIT🔥XCHANGE branded Limited Edition)
- 1 x .999 Silver Coin 1 troy oz (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Bar 10 troy oz (LIT🔥XCHANGE branded Premium Limited Edition)
- 1 x .999 Silver Kilo Bar 32.15 troy oz (LIT🔥XCHANGE branded Limited Edition)
- Personalized investment newsletter with curated stock recommendations
- LIFETIME access to online keynote speeches and Q&A conferences with financial advisors & special guests
- 1 x pair of LIT🔥XCHANGE Socks (Limited Edition)
- 1 x Premium Investor NFT (Limited Edition)
- Dedicated customer support line priority (Front-of-line access; online, by phone, in-person)
- Engraved founding-investor plaque (Limited Edition)
- 1 x Hyper Premium NFT (1 of a kind)
- LIFETIME ALPHA-subscription to LIT🔥XCHANGE Think-Tanks transferrable to your heir in perpetuity
- LIFETIME invitations to annual investor conference or networking events
- LIFETIME of Free Level 2 Data Subscription Service
- LIFETIME 50% Discount on Asset-Management Fees upon the future-launch of our Asset Management Program
- Free yearly 1 on 1 consultation with a financial advisor for life
- Private video-call with Founders, Marcel & Mehul
- Private dinner with Founders, Marcel & Mehul
- Private tour of LIT🔥XCHANGE headquarters
- Golf outing for you and a friend with Founders, Marcel & Mehul
- First Class Airfare & Hotel to Park City, Utah for Snowboarding/Skiing trip with Founders Marcel & Mehul
- 75% Discount on Stock Trades for 360 months (up to 250 trades per yea t
- Early access to new investment opportunities, projects, and services
- 1 x Framed NFT wall art, personalized & signed by LIT🔥XCHANGE founders Marcel & Mehul
- First Buyer Rights of Additional Stock prior to our IPO on NYSE
- Equity share ownership %.

LIT🔥XCHANGE

BUSINESS PLAN

(begins next page #47)

EXHIBIT A

INVESTOR PRESENTATION (Business Plan pages 47-66)



BUSINESS PLAN
LIT🔥XCHANGE

LIT🔥XCHANGE

- LIT🔥XCHANGE is a cutting-edge fintech platform that will revolutionize stock trading by processing orders on lit-markets to avoid price distorting dark-pools & PFOF.
- Our mission is to effectively mitigate the risks associated with commission-free trades which are routed through darkpools via payment for order flow, enabling market manipulation, hidden-fees, and front-running of retail trades.
- We aim to empower retail investors to optimize trading strategies by harnessing the strengths of collective human-beings combined with automated Artificial Intelligence enhancements for a level of swarm-intelligence poised to change the way retail-investors view stock trading entirely.

1. Business Overview:

- LIT🔥XCHANGE is a cutting-edge fintech platform that will revolutionize stock trading by processing orders on lit-markets to avoid price distorting dark-pools & PFOF (payment for order flow).
- Our mission is to effectively mitigate the risks associated with commission-free trades which are routed through darkpools via payment for order flow, enabling market manipulation, hidden-fees, and front-running of retail trades.
- We aim to empower retail investors to optimize trading strategies by harnessing the strengths of collective human-beings combined with automated Artificial

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INVESTOR PRESENTATION (Business Plan continued)

Intelligence enhancements for a level of swarm-intelligence poised to change the way retail-investors view trading entirely.

2. Market Analysis

2.1. Market Size and Growth:

- The New York Stock Exchange trades $18.9 billion per day, on average, and is the primary liquidity event for institutional and retail investors.
- Global equity markets have nearly tripled in size since 2003, climbing to $109 trillion in total market capitalization.
- The US global equity market cap exceeds $47 trillion and makes up ~43% of total global market cap, outpacing the next closest economy, the E.U., by significant margin.
- The number of individuals participating in the stock market has been steadily increasing, driven by factors such as technological advancements, greater accessibility to financial information, and the democratization of investing.
- In 2020, a wave of retail investors entered the stock market. During the next two years, approximately 30 million new brokerage accounts were opened in the U.S. By 2021, retail investors comprised 25% of total equities trading volume, nearly double the percentage reported a decade prior.
- Moreover, 61% of Americans own stocks directly or through investment funds, highlighting the growing interest in equity ownership. This is also the highest number of Americans reporting to own stock since the 2008 GFC.
- Despite the competitive landscape, our unique value propositions and focus on user experience differentiate us in the market.
- Retail investor net inflows from U.S. retail investors increased dramatically due to

The $109T Global Stock Market IN 2023

Global Equity Market Share as of Q2 2023

U.S. 42.5%
Canada 2.7%
EU 11.1%
UK 2.9%
Australia 1.5%
Other Emerging Markets 9.2%
Other Developed Markets 4.4%
China 10.6%
Singapore 2.0%
Hong Kong 4.0%
Japan 5.4%

pandemic-induced boredom from lockdowns combined with federal assistance checks sent to investors in 2020 & 2021.

- Retail flows trended downward for a short period, but courtesy of a hedge fund short-squeeze, daily flows increased further to $1.48 billion, as investors piled into video game retailer GameStop and movie theater AMC Entertainment.
- For the next two years flows stayed locked between $1-1.4 billion per day, as inflation reared its head and bond yields began to climb.
- However, in the first few months of 2023, coinciding with Q1 earnings season, U.S. retail investors came roaring back, shattering yet another milestone, with daily net flows crossing $1.5 billion a day in February '23, another all-time high.

Year	Retail Net In-Flow
2018	$480 M
2019	$820 M
2020	$1.28 B
2021	$1.42 B
2022	$1.32 B
2023	$1.51 B

2.2 Market Challenges

Retail investors face several significant challenges that hinder their ability to make informed investment decisions and achieve optimal outcomes:

Opaque Pricing Structures:

- Problem: Traditional brokerage models often utilize Payment for Order Flow (PFOF), resulting in opaque pricing structures that obscure the true costs of trading.

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INVESTOR PRESENTATION (Business Plan continued)

- Impact: Retail investors may unknowingly incur higher transaction costs, even on trades marketed as "commission-free," as PFOF arrangements can lead to execution at less favorable prices that are more expensive than simply paying a commission.
- Solution: LIT 🔥 XCHANGE aims to provide transparent pricing and execution mechanisms, ensuring that users understand the true costs of their trades and can make informed decisions. Our platform will clearly display all fees associated with each trade, eliminating hidden costs and providing users with a complete picture of their trading expenses."

Market Manipulation Strategies:

- Problem: PFOF arrangements can facilitate market manipulation strategies, through darkpool trading, which may distort market fairness and suppress equity prices.
- Impact: Retail investors may face increased losses, market volatility, and uncertainty, eroding trust in the integrity of financial markets.
- Solution: LIT 🔥 XCHANGE is committed to promoting market transparency and fairness, implementing safeguards to mitigate the risks associated with market manipulation to protect investor interests.

Misinformation Campaigns & Fake News:

- Problem: The proliferation of misinformation campaigns and fake news in the digital age can undermine investor confidence and disrupt the investment decision-making process.
- Impact: Retail investors may make suboptimal investment decisions based on inaccurate or biased information, leading to potential financial losses.
- Solution: LIT 🔥 XCHANGE prioritizes education and information integrity with the assistance of artificial intelligence and leveraging the collective intelligence of thousands of individual human-users, providing reliable resources and tools to navigate the complex landscape of financial information and distinguish fact from fiction.

Limited Resources for Collaborative Research:

- Problem: Retail investors often lack access to resources for collaborative research and strategy development, limiting their ability to leverage collective insights and expertise.

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INVESTOR PRESENTATION (Business Plan continued)

- Impact: Retail investors may miss out on opportunities for learning and innovation, constraining their potential for success in the financial markets.
- Solution: LIT🔥XCHANGE fosters a community-driven approach to investing, facilitating collaboration and knowledge-sharing among users to unlock new opportunities and enhance investment outcomes.
- By addressing these market challenges, LIT🔥XCHANGE aims to empower investors with the tools, information, and resources they need to navigate the complexities of the stock trading landscape and achieve their financial goals while creating tangible positive change in equities markets for the betterment of mankind.

2.3. Emerging Market Trends and Opportunities:

- LIT🔥XCHANGE is positioned at the forefront of emerging trends reshaping the retail trading landscape.
- Our platform's emphasis on transparency, direct market access, and collective intelligence addresses key challenges faced by retail investors.
- Emerging needs such as true price discovery, transparent pricing models, and market manipulation & risk mitigation align closely with retail's need for innovative solutions that challenge the status quo in stock trading.
- LIT🔥XCHANGE's focus on empowering individual traders with superior market insights and practical trading assistance reflects the growing demand for user-centric platforms in the evolving trading ecosystem.
- Social media and online communities have become influential platforms for investment discussions and idea sharing, shaping investor sentiment and behavior.
- Technological innovations, including artificial intelligence (AI), machine learning, and blockchain technology, are transforming the way trading is conducted, offering new possibilities for efficiency and risk management.
- The growing popularity of thematic investing, such as dividend investing and AI investing, presents opportunities for brokerage firms to cater to specific investor preferences and values.
- AI-thematic ETFs saw a 34% YoY increase in net new investors

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INVESTOR PRESENTATION (Business Plan continued)

2.4. Market Regulatory Environment:

- We will hire highly-experienced and educated leaders for the CEO, CFO, CIO, and CCO positions to ensure we meet all regulatory requirements. (Executive, Financial, Investment, Compliance.)
- Regulatory compliance is a critical consideration for LIT🔥XCHANGE as it navigates the complex regulatory landscape governing financial markets.
- Our platform's commitment to transparency, integrity, and investor protection aligns with regulatory objectives aimed at safeguarding market integrity and ensuring fair and orderly trading.
- By eschewing the Payment for Order Flow (PFOF) model and adopting a commission-based structure, LIT🔥XCHANGE mitigates potential conflicts of interest and enhances transparency, thereby fostering trust and confidence among its user base while maintaining compliance.

2.5. Market Entry Strategy:

- LIT🔥XCHANGE will differentiate itself from competitors by emphasizing our unique selling points, such as our commitment to processing orders on lit-markets, mitigating the risks associated with darkpools and PFOF, and harnessing the power of collective swarm-intelligence and AI-assisted due diligence in trading. By highlighting these key advantages, LIT🔥XCHANGE will position itself as a distinctive and innovative player in the retail trading market.
- LIT🔥XCHANGE's market entry strategy revolves around leveraging our innovative solutions, strategic positioning, highly-engaged community, and compelling value proposition to gain traction in the retail trading market.
- Our platform aims to differentiate itself through targeted marketing campaigns that resonate with our user's values, strategic partnerships, and user-centric initiatives aimed at enhancing the trading experience, equity in markets, and driving customer acquisition and retention.
- By focusing on both people and technology, the combined swarm-intelligence of humans and AI, transparency, customer needs, and regulatory compliance, we seek to establish LIT🔥XCHANGE as a trusted and preferred choice for retail investors, poised for sustainable growth and market leadership.

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INVESTOR PRESENTATION (Business Plan continued)

3. Marketing Plans for User Acquisition:

3.1. The Power of Unique Language: The Holy Grail of Marketing

- One of LIT🔥XCHANGE's most significant advantages in its marketing strategy are the unique keywords used by our target audience. This specific terminology was created and is used exclusively by our target customers on social media. These potential customers very often specialize in understanding the intricacies of financial markets to a high degree which provides us with an unparalleled opportunity to reach our ideal customer profile more effectively and efficiently than almost any other company in the world.
- For many other business niches, companies often struggle to identify and target their desired audience. They invest substantial resources in market research, keyword analysis, and audience segmentation to craft messages that resonate with potential customers. Even then, there is no guarantee that their marketing efforts will reach the right people or generate the desired results. This process often leads to wasted marketing dollars and a lower ROI.
- However, at LIT🔥XCHANGE we find ourselves in a unique position. The specific language used by our target audience acts as a powerful beacon, guiding our company's marketing efforts directly to our customer-base with ease. By leveraging this distinct terminology in our marketing campaigns, we can ensure that our message reaches individuals who are already interested in market reform and financial education.
- Our targeted approach eliminates the need for broad, generic marketing campaigns that cast a wide net in hopes of capturing the attention of potential users. Instead, LIT🔥XCHANGE can focus our resources on crafting highly specific, relevant, and engaging content that speaks directly to our ideal customer profile. By speaking the same language as its target audience we can establish an immediate connection and build trust, increasing the likelihood of converting marketing dollars into active users.
- As we have a strong social media presence on Twitter, Youtube, LinkedIN, Discord, Kick, and TikTok, our target audience acts as focus groups which we've leveraged, for free, for over 2.5 years. These focus groups have been able to provide us with insights into incredibly tactful strategies for user happiness, engagement, and growth within LIT🔥XCHANGE.
- By demonstrating an understanding and appreciation of our community's needs and terminology, LIT🔥XCHANGE is positioned as an authentic and integral part of the stock & trading ecosystem providing services that are sorely lacking and can only be implemented by a new company, such as LIT🔥XCHANGE, that is

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INVESTOR PRESENTATION (Business Plan continued)

willing to completely challenge the status quo that currently exists between brokerages and market makers. Our unique approach fosters loyalty, encourages organic sharing of social media content, word-of-mouth referrals, contributing to our platform's growth.

3.2. Contextual Targeting: Delivering the Right Message to the Right People

- To leverage the unique language of our target audience, we will take advantage of contextual targeting opportunities on a large variety of social media. Contextual targeting allows LIT🔥XCHANGE to place our marketing in the most relevant and appropriate contexts & locations, ensuring that the right message reaches the right people at the right time.

- We've already identified a massive number of forums, websites, and online communities where our target audience is most active in order to deliver highly targeted ads and personalized content that align with the interests and preferences of potential users. This approach maximizes the impact of our marketing efforts, as it ensures that LIT🔥XCHANGE's message and by proxy, retail investor's needs are noticed by individuals who are most likely to be interested in our platform and services.

- Some of the key online communities and platforms where LIT🔥XCHANGE will focus its contextual targeting efforts include Reddit (specifically subreddits like r/wallstreetbets, r/investing, and r/AMCstock), StockTwits, Yahoo Finance forums, and TradingView. By engaging with potential users in these highly relevant online spaces, we can effectively reach our target audience and showcase the benefits of our platform."

- LIT🔥XCHANGE founder, Marcel Kalinovic, has a significant reach of over 5 million views per month with strength in platforms such as Youtube, Twitter, Reddit, TikTok, Discord, Kick, Twitch, and LinkedIN in which he provides financial education and information regarding financial markets, market manipulation, geopolitics, and macroeconomics which has resonated with retail investors. Marcel & Mehul are also both active in their respective churches which has led to significant interest in the platform from fellow community members. As a byproduct of these actions, there is a level of trust between Marcel and the retail-investor community. This allows for a very organic awareness of LIT🔥XCHANGE that led to over $175,000 reserved by over 100 retail investors during a short 48-hour "testing the waters" period.

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INVESTOR PRESENTATION (Business Plan continued)

- By combining the power of organic social media strengths, unique language, and contextual targeting, we have found the "holy grail" of marketing. This winning combination enables our company to reach large target audiences effectively, efficiently, and authentically, setting the stage for rapid user acquisition and long-term success as a stock brokerage specializing in people, A.I., transparency, technology, and swarm-intelligence.
- These strategies allow us to optimize our marketing spend by focusing on the most effective channels and platforms. Instead of allocating resources to broad social or television campaigns, we can direct our efforts towards the specific communities where our ideal customer profile is most engaged. This targeted approach reduces wasted marketing dollars and increases the overall return on investment.

3.3. Leveraging Existing Audience and Network Effects

- LIT🔥XCHANGE is well-positioned to capitalize on our existing audience and the strong network effects with retail-investors. With an impressive +100,000 social media followers, +5 Million views per month, and well over 3,000 people on our email-list waiting for the launch of our Regulation C Founder's Program, we have already demonstrated a significant level of interest and engagement amongst potential users.
- To further leverage our existing audience, we will implement a referral marketing program that incentivizes current users to invite their friends, colleagues, and fellow traders to join. By offering rewards such as discounted subscription fees, exclusive access to premium features, and other promotional incentives, we can motivate our users to become active promoters of the platform, driving organic growth through word-of-mouth referrals.
- Through their ownership of LIT🔥XCHANGE via Regulation C investment, and their need for stock market reform, users will evangelize our company in order to strengthen their investment & desire for real change in finance.
- Moreover, LIT🔥XCHANGE will tap into the vast potential of online trading communities that exist beyond our current organic-reach. For example, the subreddit "Wall Street Bets" (WSB) boasts over 15 million subscribers which provides us an opportunity to engage with a large and highly relevant user base as many WSB users have been negatively impacted by the dozens of stock brokerage firms that removed their ability to profit on AMC, GME, and a dozen other stocks. We already actively participate in these communities and have an

9

exceptional reputation amongst a variety of subreddits. By providing valuable insights, and showcasing our unique platform's features and the way it benefits retail investors, LIT🔥XCHANGE can attract new users who are already interested in stocks.

3.4. Strategic Partnerships & Influencer Marketing

- To further expand our reach and credibility, LIT🔥XCHANGE will pursue strategic partnerships with complementary businesses, retail-friendly fintech firms, and influential figures within the trading and investing space. These partnerships provide access to new users, enhance our platform's reputation, and create co-marketing opportunities that drive user acquisition.
- We already have a host of partnerships with other fintech companies to be featured on our LIT🔥XCHANGE Marketplace Ecosystem at discounted rates to our customers. Through these partnerships, we can cross-market collaboratively while also conducting profit-generating business.
- Founder Marcel Kalinovic has collaborated with a number of CEO's, well-respected industry experts, financial educators, and popular influencers such as; video interviews with the CEO of Hycroft Mining Corporation (ticker: HYMC) Diane Garrett, former Fitch Ratings Director & PhD economist Dr. Marco Metzler, the directors and cast of films like "The Wall Street Conspiracy", CEO of NY's WestView News George Capsis https://westviewnews.org/, and will be featured in an upcoming television show directed by Mark Faulk, "Financial Terrorism in America."
- We can tap into our extensive networks and benefit from their endorsements. These people & influencers can help promote LIT🔥XCHANGE to their followers, provide valuable content and insights, and participate in sponsored events or webinars, to the mutual benefit of both platform's visibility and attracting new users.

3.5. Continuous Optimization and Data-Driven Insights

- To ensure the ongoing effectiveness of its marketing efforts, LIT🔥XCHANGE will adopt a data-driven approach to continuously optimize its campaigns and user acquisition strategies. By leveraging advanced analytics tools and tracking

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INVESTOR PRESENTATION (Business Plan continued)

key performance indicators (KPIs) we can gain valuable insights into user behavior, preferences, and engagement patterns.

- By analyzing data on user acquisition channels, conversion rates, retention metrics, and customer lifetime value, we can identify the most effective marketing channels and tactics, allocate resources accordingly, and fine-tune its messaging and targeting to maximize results.
- These data-driven approaches enable LIT🔥XCHANGE to make informed decisions, adapt quickly to changing market dynamics, and continuously improve its marketing ROI.
- Furthermore, we will regularly conduct focus groups, user surveys, gather feedback, and monitor social media sentiment to stay attuned to the needs and preferences of our target audience. By actively listening to our users and incorporating their insights into marketing strategies, we can ensure that our messaging remains relevant, compelling, and aligned with the evolving expectations of the trading community.
- In conclusion, LIT🔥XCHANGE's marketing plan leverages a powerful combination of unique language, contextual targeting, existing audience engagement, network effects, user evangelism, strategic partnerships, and data-driven optimization. By capitalizing on these key strengths and opportunities we're well-positioned to execute a highly effective marketing strategy that drives rapid user acquisition, fosters a vibrant community, and establishes our platform as a leader in the trading and investing space with a unique moat to protect ourselves from copycats and IP thieves.

4. User Growth Projections (5 Year Period)

- Financial projections for LIT🔥XCHANGE over the next five years include an anticipated 3% quarterly churn rate, a standard benchmark in the industry which has been utilized in our user retention and acquisition strategies.
- Based on our technology and opposing business model which promotes fairness and equity in the stock market, these are highly realistic, conservative, and achievable goals. For example, other firms such as Robinhood grew from 500,000 users in 2014 to 17.3 million in 2021 (their peak).
- In early 2021, Robinhood alienated their customer-base by removing retail-investor's ability to buy AMC and Gamestop, along with 11 other stocks for several days in a period in which those users stood to make incredible

INVESTOR PRESENTATION (Business Plan continued)

amounts of money, but allowed hedge funds and other institutions to buy the stock to cover their short positions.

- This led to an outflow of over 7.3 million customers over the following 1.5 years who remain highly unsatisfied and untrusting of existing stock brokerages.

The line-graph below illustrates projected quarterly user growth of LIT🔥XCHANGE over a 5-year period.


Quarterly User Growth over 5 Years
1e6
Users at End
Number of Users
Quarter
Y1 Q1
Y1 Q2
Y1 Q3
Y1 Q4
Y2 Q1
Y2 Q2
Y2 Q3
Y2 Q4
Y3 Q1
Y3 Q2
Y3 Q3
Y3 Q4
Y4 Q1
Y4 Q2
Y4 Q3
Y4 Q4

The bar chart below shows new users potentially added each quarter for LIT🔥XCHANGE, demonstrating our user base expansion over time.


Quarterly User Metrics over 5 Years
1e6
Users at Start
New Users
Number of Users
Quarter
Y1 Q1
Y1 Q2
Y1 Q3
Y1 Q4
Y2 Q1
Y2 Q2
Y2 Q3
Y2 Q4
Y3 Q1
Y3 Q2
Y3 Q3
Y3 Q4
Y4 Q1
Y4 Q2
Y4 Q3
Y4 Q4

Number of Users (Y Axis) in Millions.

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INVESTOR PRESENTATION (Business Plan continued)

The visualization below provides a clear picture of projected net user-growth, illustrating a strategic balance between user acquisition and churn management. It reflects our comprehensive planning and market analysis, aiming to achieve sustainable expansion of our LIT🔥XCHANGE community over 5 years.


User Acquisition vs Churn Over 5 Years
1e6
New Users
Churned Users
Cumulative Count
Quarter
Y1 Q1
Y1 Q2
Y1 Q3
Y1 Q4
Y2 Q1
Y2 Q2
Y2 Q3
Y2 Q4
Y3 Q1
Y3 Q2
Y3 Q3
Y3 Q4
Y4 Q1
Y4 Q2
Y4 Q3
Y4 Q4

Cumulative Count (Y Axis) in Millions.

5. Revenue

5.1 Revenue Streams:

- Commissions from Trades: LIT🔥XCHANGE generates revenue through transaction fees charged to users for executing stock and trades on our platform. Our transparent pricing model ensures users understand the costs associated with their trades.
- Subscription Services: We offer premium subscription services for trading data, exclusive software, analytical tools, enhanced features for day-traders, better access to integrated A.I., and upgraded social-media capabilities within our Think Tanks (real-time chat rooms with A.I. integrations).
- Share lending will be available to customers and profits will be split between customers and our company.
- The LIT🔥 Marketplace: Our ecosystem is being created to allow 3rd party fintech companies to offer their software services directly to our customers for

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INVESTOR PRESENTATION (Business Plan continued)

a discounted rate of which we will take a percentage of revenue generated as profit.

- The LIT 🔥 Marketplace allows retail investors with tech-skills in coding or engineering to earn substantial & recurring income by creating internalized applications, plug-ins, charts, tools, trackers, and more which will be offered via monthly-subscription basis of which we plan to take 30 percent of revenue generated as profit. That is right in-line with Apple, Steam, Patreon, and hundreds of other platforms that charge that exact percentage.
- Asset Management Services: Tailored asset management services cater to high net worth individuals seeking bespoke financial solutions, providing additional revenue streams. (In the Future)
- Premium Offerings: Upselling specialized products and services, such as premium research reports or personalized advisory services enhances customer value and satisfaction while generating additional revenue. (In the Future)
- LIT 🔥 XCHANGE retail store locations will be used to adopt new users, provide customer service, and bring new assets under management from non-tech savvy investors that don't know how or don't have the time to trade. (In the Distant Future)

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EXHIBIT A

INVESTOR PRESENTATION (Business Plan continued)



The charts below (1) demonstrate the composition of LIT🔥XCHANGE's revenue streams per quarter, with a line graph overlay showing total revenue over time, and (2) an expected trajectory of user base expansion & revenue generation.

Revenue Breakdown per Quarter
Total Revenue
Commission Revenue
Level 2 Revenue
Premium Revenue
Other Revenue
Revenue ($M)
Quarter
Y1 Q1
Y1 Q2
Y1 Q3
Y1 Q4
Y2 Q1
Y2 Q2
Y2 Q3
Y2 Q4
Y3 Q1
Y3 Q2
Y3 Q3
Y3 Q4
Y4 Q1
Y4 Q2
Y4 Q3
Y4 Q4

Quarterly User Metrics and Revenue Breakdown for LITXCHANGE over 5 Years
Users at Start
New Users
Total Revenue
Number of Users (Millions)
Total Revenue (Millions $)
Quarter
Y1 Q1
Y1 Q2
Y1 Q3
Y1 Q4
Y2 Q1
Y2 Q2
Y2 Q3
Y2 Q4
Y3 Q1
Y3 Q2
Y3 Q3
Y3 Q4
Y4 Q1
Y4 Q2
Y4 Q3
Y4 Q4
Y5 Q1

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EXHIBIT A

INVESTOR PRESENTATION (Business Plan continued)

5.2. Revenue Projections:

- LIT🔥XCHANGE's revenue model is designed to leverage user growth into diversified income streams including; transaction fees, subscription services, premium offerings, profit-sharing from featured-partners & user-created tools, share-lending, and eventually asset-under-management fees. As our user base expands, these revenue streams are expected to scale proportionally, underscoring our likelihood for profitability and long-term financial sustainability.
- The projected numbers reflect our commitment to achieving success as a leading fintech company with a robust go-to-market strategy, a focus on user acquisition through trust & transparency, and a suite of value-adding services acting as a moat.
- Our target customer-base purchases shares of stock more often than most non-day-traders as they feel strongly about supporting their favorite public companies. This data has been formulated using various focus groups in which we've polled thousands of retail investors as to the frequency of their buy and sell orders, and more. We've reached an incredibly high accuracy level due to the trust that LIT🔥XCHANGE and our founder's have earned from the retail community.

In the chart below, Trades Volume Projections are shown as we've meticulously analyzed the interplay between user growth and trading activity. Our projections are grounded in the highly-detailed & accurate information we've accessed in these focus groups.


LitXChange Trades Volume Projections Based on User Growth
Trades Volume (Millions)
50M
40M
30M
20M
10M
0M
Y1Q1
Y1Q2
Y1Q3
Y1Q4
Y2Q1
Y2Q2
Y2Q3
Y2Q4
Y3Q1
Y3Q2
Y3Q3
Y3Q4
Y4Q1
Y4Q2
Y4Q3
Y4Q4
Quarter

EXHIBIT A

INVESTOR PRESENTATION (Business Plan continued)

- Trading frequency:
  - Across all quarters, the trades per user metric holds steady at approximately 10 trades / quarter. This consistency underlines a stable engagement level across the growing user base, suggesting that as users become more familiar with our platform, their trading activity remains robust.
- Trading revenue alignment with user-growth:
  - The projection of trades volume correlates directly with our user growth data, showing a parallel increase. Starting with an initial user base of 65,000 and reaching 4,868,575 users by the end of Year 5, the trades volume grows proportionally, indicating a sustainable scaling of operations.

The below chart reflects projected subscription revenue from sales of “level 2 data”, a more detailed view of the NBBO data (National Best Bid & Offer; in layman's terms “buy/sell order prices”).


LitXChange Level 2 Subscription Revenue Projection
Revenue ($ Millions)
$5.0M
$4.0M
$3.0M
$2.0M
$1.0M
$0.0M
Year 1
Year 2
Year 3
Year 4
Year 5
Year

- Our Level 2 data subscription revenue is one of many subscription services that we will offer. This projection underscores a pragmatic forecast, where approximately 50% of people in our focus groups, most of which are signed-up to be future LIT🔥XCHANGE customers, are currently paying for Level 2 data subscriptions with other brokerages.

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INVESTOR PRESENTATION (Business Plan continued)

- Given the modest price point of $2 per month for Level 2 data, the projected adoption rate is not only rational but also proven to be the current-norm and attainable, considering the substantial value it offers to our users. This strategic alignment with user needs positions us favorably for achieving the anticipated revenue growth for long-term stability.

6. Revenue & Capital Allocations:

The pie chart below outlines the expected potential allocation of capital and is devised to ensure a balanced use of capital, focusing on areas critical to the launch and sustainable success & growth of LIT 🔥 XCHANGE. This practical approach to capital allocation underpins our commitment to building a robust foundation for the business in its inaugural year.



LitXChange Year One Capital Allocation

Commissions and Broker Expenses (19%): A significant portion is allocated to cover the costs associated with brokerage services, vital for the initiation of our trading platform.

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EXHIBIT A

INVESTOR PRESENTATION (Business Plan continued)

Legal (10%): Funds set aside for legal fees, ensuring compliance with financial regulations.

Marketing (20%): A substantial investment in marketing to promote user acquisition and brand awareness.

Administration (10%): Administrative expenses are covered to support the operational framework of the company.

Operations (40%): The largest share is reserved for operational expenses, including technology development, staffing, and other day-to-day costs that form the backbone of our platform.

Travel, Conferences, and Events (1%): A smaller portion is dedicated to networking, partnerships, and industry events, which are crucial for business development and growth.



The Product

ARTIFICIAL INTELLIGENCE

- Our A.I. driven stock trading platform is engineered to be the ultimate aggregator for financial news and customized analysis from 1000's of sources.
- LITXCHANGE facilitates easy technical & fundamental analysis, provides in-depth insights into news, trends, and data collection with the use of automated A.I.
- Information is curated by our A.I. web-crawling algorithms which procure data from; news, blogs, social media, and non-mainstream sources specific to each stock ticker. The A.I. automatically filters them for quality, relevance, and accuracy prior to displaying them on your user dashboard & directly into our Think Tanks with AI notations, constantly delivering updated, insightful due diligence to you and fellow shareholders.

THINK TANKS

- LITXCHANGE Think Tanks are powerful, real-time chat-based communities dedicated to each stock ticker, designed to facilitate a collaborative analysis ecosystem between the collective of retail investors with the assistance of our automated A.I.
- Our Think Tanks enable retail investors to engage in deep collective research and discussion, enhancing their due diligence as a true hive-mind.
- By integrating A.I. curated data, graphics, and media into each Think Tank, we provide a foundation for informed discussion, analysis, and strategic planning. This empowers investors to harness their collective intelligence, fostering a community that operates with the efficiency and adaptability of swarm-intelligence, turning individual insights into a powerful collective strategy.

SWARM INTELLIGENCE

- Swarm intelligence optimizes collaborative decision-making, leveraging the collective power of the LIT community within our Think Tanks. Our platform synthesizes diverse insights from the web, ensuring that each user's decisions are supported by comprehensive A.I. and ever-evolving crowd-sourced collaborative intelligence.
- Our technology not only provides real-time, actionable insights, but also fosters a symbiotic environment where investors can strategize with a shared consciousness—transforming individual knowledge into collective wisdom while avoiding darkpools, potential manipulation, and maximizing price-discovery.

19

INVESTOR PRESENTATION (Business Plan continued)



The Founders



MEHUL PATEL

Founder, Vice President, Chief
Technology Officer

Founder & CEO: Express Text.
Founded multimillion dollar SaaS company.
Proven track record and extensive experience in
all facets of building successful software & IT
companies with over 15 years in the field.



MARCEL KALINOVIC

Founder, President, Chief
Executive Officer

Founder & CEO: Hot Shot Expediting, Hot Shot
Logistics, Hot Shot Expediting & Logistics.
Founded multimillion dollar freight brokerage,
trucking company, & 3rd party logistics
providers. Social media personality with reach of
over 5 million/month. Former PTO President for
3 schools concurrently in IL District 87 for +3
years consecutively prior to relocating.

www.litxchange.com

Email: contact@litxchange.app

Marcel Kalinovic: marcel@hotshotexp.net

Mehul Patel: expresstextmp@gmail.com

20

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC

FINANCIAL STATEMENTS

September 1, 2021 to April 30, 2024

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC
FINANCIAL STATEMENTS
September 1, 2021 to April 30, 2024

CONTENTS

EXHIBIT B

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)



Meta Accounting Services, LLC
New York, New York

69-04 Springfield Blvd
Bayside, NY 11364
646-481-8639 ☎
Service@metatongcpa.com ✉
Metatongcpa.com ⊗

Independent Auditor's Report

LitXChange LLC

Introduction
We have audited the accompanying financial statements of LitXChange LLC, which comprise the balance sheet as of December 31, 2021, 2022, 2023 and April 30, 2024 and the related income statement, statement of stockholders' equity, cash flows for the period then ended, and the related notes to the financial statements

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted the audit engagement in accordance with auditing standards Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee (ARSC) of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Auditor's Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LitXChange LLC as of December 31, 2021, 2022, 2023 and April 30, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Dareld Meta, CPA
Meta Accounting Services LLC
License No. 135984
6/18/24

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC
BALANCE SHEET
(presented in US Dollars)

	Note	As of April 30,	As of December 31,		
		2024	2023	2022	2021
		$	$	$	$
ASSETS					
Current assets:					
Cash and cash equivalents		1,392	3,253	5,005	–
Total current assets		1,392	3,253	5,005	–
Non-current assets:					
Deferred offering costs	4	17,500	17,500	–	–
Total non-current assets		17,500	17,500	–	–
Total assets		18,892	20,753	5,005	–
LIABILITIES AND MEMBERS' CAPITAL					
Current liabilities:					
Accounts payable		160	140	–	–
Total current liabilities		160	140	–	–
Members' capital:					
Members' contribution	4	30,005	30,005	5,005	–
Accumulated deficit		(11,273)	(9,392)	–	–
Total members' capital		18,732	20,613	5,005	–
Total liabilities and members' capital		18,892	20,753	5,005	–

See accompanying notes to financial statements

2

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(presented in US Dollars)

	Note	Period from January 1, 2024 to April 30, 2024 $	January 1, 2023 to December 31, 2023 $	January 1, 2022 to December 31, 2022 $	Period from September 1, 2021 (inception) to December 31, 2021 $
Expenses:					
Website development costs	2 (f)	1,079	7,969	–	–
General and administrative		802	1,423	–	–
Loss from operations		1,881	9,392	–	–
Net loss and comprehensive loss		1,881	9,392	–	–

See accompanying notes to financial statements

3

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
(presented in US Dollars)

	Members' contribution $	Accumulated deficit $	Total $
Balance at September 1, 2021 (inception) and December 31, 2021	–	–	–
Capital contribution received	5,005	–	5,005
Loss for the year attributable to members	–	–	–
Balance at December 31, 2022	5,005	–	5,005
Capital contribution received	25,000	–	25,000
Loss for the year attributable to members	–	(9,392)	(9,392)
Balance at December 31, 2023	30,005	(9,392)	20,613
Loss for the period attributable to members	–	(1,881)	(1,881)
Balance at April 30, 2024	30,005	(11,273)	18,732

See accompanying notes to financial statement

4

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC
STATEMENT OF CASH FLOWS
(presented in US Dollars)

	Note	Period from January 1, 2024 to April 30, 2024	January 1, 2023 to December 31, 2023	January 1, 2022 to December 31, 2022	Period from September 1, 2021 (inception) to December 31, 2021
		$	$	$	$
Operating activities					
Net Loss:		(1,881)	(9,392)	–	–
Increase in accounts payable		20	140	–	–
Net cash used in operating activities		(1,861)	(9,252)	–	–
Financing activities					
Proceeds from contributed capital	(4)	–	25,000	5,005	–
Payment of deferred offering costs	(4)	–	(17,500)	–	–
Net cash generated from financing activities		–	7,500	5,005	–
Net increase (decrease) in cash and cash equivalents		(1,861)	(1,752)	5,005	–
Cash and cash equivalents at beginning of year		3,253	5,005	–	–
Cash and cash equivalents at end of year		1,392	3,253	5,005	–

See accompanying notes to financial statements

5

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

LITXCHANGE LLC
NOTES TO FINANCIAL STATEMENTS

1. **DESCRIPTION OF BUSINESS**

LITXCHANGE LLC ("LITXCHANGE" or the "Company") was incorporated in September 2021 under the laws of State of Delaware and reincorporated in August 2023 under the laws of the State of Texas, with its headquarters situated in Dallas, Texas, United States. LITXCHANGE is developing a broker-dealer software platform designed to empower retail investors by embracing technological innovation and eschewing traditional payment for order flow structures. The platform is rooted in the principle of providing unparalleled transparency in the markets, thereby delivering true value to retail investors.

With a steadfast commitment to its mission statement, LITXCHANGE is dedicated to enhancing market transparency and offering retail investors the tools and information necessary to make informed decisions.

2. **SIGNIFICANT ACCOUNTING POLICIES.**

(a) **BASIS OF ACCOUNTING**

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(b) **FOREIGN CURRENCY TRANSACTIONS**

The Company's functional and reporting currency is the United States dollar. Foreign denominated monetary assets and liabilities are translated into their U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Income and expenses are translated at average rates of exchange during the period.

(c) **USE OF ESTIMATE**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying note. Actual results could differ from those estimates.

Significant estimates made by management in the accompanying financial statements include the capitalization of internally developed software and website and associated useful lives.

(d) **CONCENTRATION OF CREDIT RISK**

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. The Company maintains cash in accounts which may, at times, exceed federally insured limits. The Company deposits its cash with financial institutions which it believes have sufficient credit quality to minimize the risk of loss.

(e) **CASH AND CASH EQUIVALENTS**

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash and cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

(f) **SOFTWARE DEVELOPMENT COSTS**

The Company capitalizes certain internal and external development costs, if direct and incremental, in connection with its internal use software and website, once the application has reach development stage and until it is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Costs incurred in the preliminary

6

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

stages of development are expensed as incurred.

LITXCHANGE LLC
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

    (f) SOFTWARE DEVELOPMENT COSTS (CONT'D)

    During the period from January 1, 2024 to April 30, 2024 and the year ended December 31, 2023, the company incurred development costs of $1,079 and $7,969, respectively, related to its internal use website and broker-dealer software platform that will be hosted by the Company and accessed by its customers. A majority of the work was done by the owners, thus reducing overhead costs. The Company has not capitalized any development costs as the Company has not historically maintained sufficiently detailed records of its internal development activity to capitalize such cost.

    (g) FAIR VALUE MEASUREMENT

    The Company has adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. The Company applies fair value accounting for all financial assets and liabilities and non–financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

    Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization with the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

    - Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
    - Level 2   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.
    - Level 3   Inputs that are both significant to the fair value measurement and unobservable.

    At April 30, 2024 and December 31, 2023, 2022 and 2021 the Company does not have any assets and liabilities measured and recognized at fair value on a recurring basis.

    (h) INCOME TAX

    The Company is treated as a partnership for income tax purposes; accordingly, income taxes have not been provided for in the accompanying financial statements. All of the Company's income or losses are passed through to its members.

    (i) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures,"* which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

7

EXHIBIT B

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

NEWPEAKS, LLC. AND ITS SUBSIDIARY

LITXCHANGE LLC
NOTES TO FINANCIAL STATEMENTS

3. GOING CONCERN

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, and risks associated with changes in information technology.

The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit of $11,273 as of April 30, 2024, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

4. MEMBERS' CAPITAL

During the period from January 1, 2024 to April 30, 2024, in conjunction with membership units offering (the "Offering"), the Company authorized the issuance and sale of Series B Voting Interests Units and Class A Non - Voting Interest Units for a maximum of 11,000 units, including 9,900 Series B Voting Interests Units issued to current members during the period, and up to 200 Class A Non - Voting Interest Units to be issued in the Offering. The Company also authorized a Regulation Crowdfunding Offering ("Reg. CF Offering") for an aggregate of an additional 10,000 Class A Non - Voting Interest Units. As of April 30, 2024, there were 9,900 Series B Voting Interests Units outstanding.

During the years ended December 31, 2023 and 2022, the Company received capital contributions of $25,000 and $5,005, respectively, from the members. As of December 31, 2023, 2022 and 2021, there were no membership units authorized and outstanding.

During the year ended December 31, 2023, the Company recorded $17,500 of legal fees related to the Offering and Reg. CF Offering as deferred offering costs. The deferred charges will be charged against members' capital upon future proceeds from the sale of membership units through the Offering and Reg. CF Offering.

5. REVENUE STREAMS

LITXCHANGE plans to earn revenue from a variety of sources including but not limited to;

- Commission from trades: LITXCHANGE will generate revenue through transaction fees for executing stock and options trades on our platform. Our transparent pricing model will ensure that users understand the costs associated with their trades.
- Subscription services: LITXCHANGE will offer premium subscription services for trading data, exclusive software, analytical tools, enhanced features for traders, better access to integrated A.I., and upgraded social-media capabilities.
- Share lending will be made available to customers and profits will be split between customers and our company on an opt-in basis on a per-security basis.
- The LIT Marketplace: Our marketplace is will allow users and 3rd party fintech companies to offer their software services directly to our customers for which we will take a percentage of revenue generated as profit through LITXCHANGE.

8

INVESTOR PRESENTATION (FINANCIAL AUDIT REPORT)

NEWPE AKS, LLC. AND ITS SUBSIDIARY

- The LIT Marketplace will allow retail investors with tech-skills in coding or engineering to earn substantial & recurring income by creating internalized applications, plug-ins, charts, tools, trackers, and more which will be offered via monthly-subscription basis of which we plan to take a percentage of revenue generated as profit which is in-line with models from other technology firms.

1. SUBSEQUENT EVENTS

The Company evaluated subsequent events from April 30, 2024, the date of these financial statements, through June 18, 2024 , 2024, which represents the date the financial statements were available to be issued. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.

9